Exhibit 99.47

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

Dated June 10, 2013

by and among

Amaya Americas Corporation,

Diamond Game Enterprises,

James Breslo

and

Roy Johnson

TABLE OF CONTENTS

1.	PURCHASE AND SALE OF SHARES		1

	1.1	Purchase and Sale of Shares	1
	1.2	Purchase Price	1
	1.3	Estimate of Purchase Price	1
	1.4	Payment of Closing Date Purchase Price	2
	1.5	Post-Closing Purchase Price Adjustment	2
	1.6	Closing	4

2.	REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY		6

	2.1	Organization; Predecessors	6
	2.2	Capitalization of the Company; Title to Shares	7
	2.3	Organization, Power and Authorization	8
	2.4	Authorization of Governmental Authorities	8
	2.5	Noncontravention	8
	2.6	Financial Statements	9
	2.7	Debt; Guarantees	9
	2.8	Absence of Undisclosed Liabilities	9
	2.9	Absence of Certain Developments	10
	2.10	Assets	11
	2.11	Accounts Receivable	12
	2.12	Real Property	12
	2.13	Tangible Personal Property	13
	2.14	Intellectual Property	13
	2.15	Legal Compliance; Illegal Payments; Permits	16
	2.16	Inventories	18
	2.17	Employee Benefit Plans	18
	2.18	Environmental Matters	20
	2.19	Contracts	21
	2.20	Affiliate Transactions	23
	2.21	Customers and Suppliers	23
	2.22	Customer Warranties	23
	2.23	Employees	24
	2.24	Litigation; Governmental Orders	24
	2.25	Insurance	25
	2.26	Banking Facilities	25
	2.27	Powers of Attorney	25
	2.28	No Brokers	25
	2.29	Disclosure	25

3.	REPRESENTATIONS AND WARRANTIES OF BUYER		25

	3.1	Organization	25
	3.2	Power and Authorization	26
	3.3	Authorization of Governmental Authorities	26
	3.4	Noncontravention	26
	3.5	No Brokers	26
	3.6	Investment Intention	26
	3.7	No Reliance	26

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4.	PRE-CLOSING COVENANTS		26

	4.1	Access and Investigation	26
	4.2	Confidentiality	27
	4.3	Operation of the Company and the Business	27
	4.4	Commercially Reasonable Efforts; Notification	30
	4.5	Acquisition Proposals	30
	4.6	Bank Accounts; Powers of Attorney	31
	4.7	Notice and Cure	31
	4.8	Consultation	31
	4.9	Interim Financial Statements	31
	4.10	Termination of Phantom Stock Plan	32
	4.11	Termination of Breslo Incentive Plan; Payment of Liability Thereunder	32
	4.12	Termination of Breslo Employment Agreement	32
	4.13	Withdrawal of Licensing	32
	4.14	Distribution of Phone Card Business Assets and Liabilities; Payment of Equalizing Dividend	33
	4.15	Canadian Acquisition	33

5.	POST-CLOSING COVENANTS		33

	5.1	Confidentiality	33
	5.2	Restrictive Covenants	34

6.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE		36

	6.1	Accuracy of Representations and Warranties	36
	6.2	Sellers’ and the Company’s Performance	37
	6.3	No Actions	37
	6.4	No Claim Regarding Shares or Sale Proceeds	37
	6.5	No Prohibition	37
	6.6	No Material Adverse Effect	37
	6.7	Third-Party Consents	37
	6.8	Withdrawals	37
	6.9	Gaming Approvals	37
	6.10	Key Gaming Approvals	37
	6.11	Payment of Dividends	37

7.	CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE		38

	7.1	Accuracy of Representations and Warranties	38
	7.2	Buyer’s Performance	38
	7.3	No Prohibition	38
	7.4	No Actions	38

8.	TERMINATION		38

	8.1	Termination Events	38
	8.2	Effect of Termination	40

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9.	INDEMNIFICATION		40

	9.1	Indemnification by Sellers	40
	9.2	Indemnity by Buyer	40
	9.3	Time for Certain Claims	41
	9.4	Third Party Claims	41
	9.5	Sellers’ Representative	42
	9.6	Knowledge and Investigation	43
	9.7	Company’s Indemnification Obligations	43
	9.8	Time of Payment of Claims	43
	9.9	Insurance Reimbursement	43
	9.10	No Multiple Recovery	43
	9.11	Purchase Price Adjustment	43
	9.12	Exclusive Remedy	43
	9.13	Debt Reduction as Exclusive Remedy	44
	9.14	Efforts to Join Sellers	44

10. TAX MATTERS			44

	10.1	Representations and Obligations Regarding Taxes	44
	10.2	Covenants With Respect To Taxes	46
	10.3	Indemnification for Taxes	47

11. MISCELLANEOUS			49

	11.1	Notices	49
	11.2	Sellers’ Representative	51
	11.3	Publicity	52
	11.4	Succession and Assignment; No Third-Party Beneficiary	52
	11.5	Amendments and Waivers	52
	11.6	Further Assurances	52
	11.7	Entire Agreement	53
	11.8	Schedules; Listed Documents, etc	53
	11.9	Counterparts; Execution	53
	11.10	Survival	53
	11.11	Severability	53
	11.12	Headings	53
	11.13	Construction	53
	11.14	Governing Law	53
	11.15	Jurisdiction; Venue; Service of Process	54
	11.16	Waiver of Jury Trial	54
	11.17	Expenses	55
	11.18	Specific Performance	55

12. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION			55

	12.1	Definitions	55
	12.2	Glossary of Other Defined Terms	64
	12.3	Rules of Construction	66

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Exhibits:

Exhibit A	Illustrative Working Capital Calculation
Exhibit B	Form of General Release
Exhibit C	Form of Spousal Consent

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SCHEDULES

1.2	Allocation of the Purchase Price among Sellers
1.6.2(a)(vi)	Debt to be paid at Closing
2.1.1(a)	Jurisdictions in which Company is qualified to transact business
2.1.1(b)	Subsidiaries
2.1.2	Predecessor Status, etc.
2.2.2	Ownership of Shares
2.2.3	Encumbrances, Etc.
2.4	Required Governmental Consents and Filings
2.5	Noncontravention
2.6.1(a)	Financial Statements
2.6.1(b)	Transactions since Most Recent Balance Sheet Date
2.7	Debt
2.9	Certain Developments
2.10.1	Ownership of Assets
2.10.3	Phone Card Assets and Liabilities
2.11	Accounts Receivable
2.12	Real Property
2.14.1(a)-(d)	Intellectual Property
2.14.2(a)-(c)	Intellectual Property Relating to Company Technology
2.14.3	Infringement and Restrictions on Intellectual Property
2.14.4	Company Software
2.14.5	Use and Title to Intellectual Property
2.14.6	Licenses
2.14.7	IP Protection
2.14.12	Standards Bodies and Organizations
2.15.3(a)	Permits
2.15.3(b)	Gaming Approvals
2.17(a)	Employee Benefit Plans
2.17(f)	Severance Pay and Other Expenses Under Employee Benefit Plans
2.18	Environmental Matters
2.19	Contracts
2.19.2	Enforceability, etc.
2.19.3	Breach
2.20	Affiliate Transactions
2.21	Customers and Suppliers
2.22	Customer Warranty Claims
2.23	Employees
2.24.1	Litigation
2.24.2	Governmental Orders
2.25	Insurance
2.26	Banking Facilities
2.27	Powers of Attorney
10	Taxes

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STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated June 10, 2013, as amended or otherwise modified (this “Agreement”), by and among Amaya Americas Corporation, a Delaware corporation (“Buyer”), Diamond Game Enterprises, a California corporation (the “Company”), James Breslo, an individual resident in the State of California (“Breslo”), Roy Johnson, an individual resident in the State of Washington (“Johnson” and, together with Breslo, “Sellers” and each individually, a “Seller”), and Johnson as Sellers’ representative (“Sellers’ Representative”).

RECITALS

WHEREAS, Sellers are the record and beneficial owners of 100% of the issued and outstanding shares of common stock, no par value per share, of the Company (the “Shares”);

WHEREAS, Buyer desires to purchase the Shares from Sellers, and Sellers desire to sell all of the Shares to Buyer upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, Amaya Gaming Group, Inc. (“Amaya”) and the Company have entered into that certain Credit Agreement, dated as of the date hereof, by and between the Company, as borrower, and Amaya, as lender (the “Equipment Placement Draw Down Facility”), pursuant to which Amaya has agreed to loan to the Company, on the terms and subject to the conditions contained therein, an aggregate amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000) for Qualified Machine Expenditures.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, Buyer, Sellers and Sellers’ Representative hereby agree as follows:

1.	PURCHASE AND SALE OF SHARES.

1.1 Purchase and Sale of Shares. At the Closing, subject to the terms and conditions of this Agreement, Sellers will sell, transfer and deliver to Buyer, and Buyer will purchase from Sellers, the Shares free and clear of any and all Encumbrances, other than restrictions on the transfer of securities arising under federal and state securities Laws and Encumbrances created by Buyer.

1.2 Purchase Price. The aggregate purchase price for the Shares (the “Purchase Price”) shall be paid to Sellers as set forth on Schedule 1.2 and is equal to the Closing Date Purchase Price, as adjusted as provided in this Section 1.

1.3 Estimate of Purchase Price. At least ten (10) Business Days prior to the Closing Date, Sellers shall prepare in accordance with GAAP and deliver to Buyer Sellers’ good faith reasonable estimate of the Company’s consolidated balance sheet as of the Closing Date (the “Estimated Closing Balance Sheet”) and a statement (the “Closing Statement”), setting forth each of the following:

1.3.1 all Debt (the “Estimated Indebtedness”), as set forth on the Estimated Closing Balance Sheet;

1.3.2 Net Working Capital (the “Estimated Net Working Capital”), calculated as set forth on Exhibit A, which contains a sample calculation of Working Capital for illustrative purposes (the “Working Capital Calculation”); and

1.3.3 the Qualified Machine Indebtedness.

Following receipt of the Closing Statement, Sellers shall permit Buyer and its Representatives at all reasonable times and upon reasonable notice to review Sellers’ and the Company’s working papers relating to the Estimated Closing Balance Sheet and Closing Statement as well as Sellers’ and the Company’s accounting books and records relating thereto, and Sellers shall make reasonably available their Representatives responsible for the preparation of the Estimated Closing Balance Sheet and the Closing Statement in order to respond to the inquiries of Buyer. Prior to the Closing, the parties shall act reasonably in resolving in good faith any disagreements concerning the computation of any of the items on the Estimated Closing Balance Sheet and Closing Statement; provided that it is acknowledged and agreed that if any disagreements cannot be resolved, then the Closing shall occur on the basis of the Closing Statement provided by Sellers with such changes as requested by Buyer in good faith and/or mutually agreed to by the parties, and that any unresolved disagreements shall be deferred for resolution pursuant to the post-closing purchase price adjustment process described in Section 1.5.

1.4 Payment of Closing Date Purchase Price. At Closing, Buyer shall:

1.4.1 pay to Sellers as set forth on Schedule 1.2 an amount (the “Closing Date Purchase Price”) equal to the following:

(a) Twenty-Five Million Dollars ($25,000,000); minus

(b) the Estimated Indebtedness; minus

(c) if the Estimated Net Working Capital is less than Zero Dollars ($0), the difference between Zero Dollars ($0) and the Estimated Net Working Capital; plus

(d) if the Estimated Net Working Capital is more than Zero Dollars ($0), the difference between the Estimated Net Working Capital and Zero Dollars ($0).

1.4.2 Method of Cash Payments. All cash payments made under this Section 1.4 shall be made by wire transfer of immediately available funds to an account designated by the recipient in writing no fewer than two (2) Business Days immediately preceding the scheduled Closing Date.

1.5 Post-Closing Purchase Price Adjustment.

1.5.1 As soon as practicable but in no event more than one hundred twenty (120) days following the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to Sellers’ Representative: (a) a consolidated balance sheet of the Company as of the Closing Date prepared in accordance with GAAP (the “Closing Balance Sheet”); and (b) a statement (the “Final Closing Statement”), setting forth each of the following as set forth on the Closing Balance Sheet: (i) the actual aggregate amount of the Company’s Debt (the “Actual Indebtedness”); and (ii) and the actual Net Working Capital (“Actual Net Working Capital”), which shall be calculated in a manner consistent with the Working Capital Calculation.

1.5.2 Sellers and their accountants shall complete their review of the Closing Balance Sheet and Final Closing Statement within forty-five (45) days after Buyer’s delivery thereof to Sellers’ Representative. During such review period, Buyer shall provide Sellers’ Representative with access to all books and records reasonably requested by Sellers’ Representative to review the Closing Balance Sheet and the Final Closing Statement and any work papers prepared by Buyer or its accountants in connection with such calculations, and Buyer shall make reasonably available its Representatives responsible for the preparation of the Closing Balance Sheet and Final Closing Statement in order to respond to the inquiries of Sellers’ Representative. If Sellers object to the Closing Balance Sheet or Final Closing Statement for any reason, Sellers’ Representative shall, on or before the last day of such 45-day period, so inform Buyer in writing (a “Sellers’ Objection”), setting forth a specific description of the basis of Sellers’ determination and the adjustments to the Closing Balance Sheet or Final Closing Statement that Sellers believe should be made. To the extent any disagreement therewith is not described in a Sellers’ Objection received by Buyer on or before the last day of such 45-day period, then all non-disputed items described on the Closing Balance Sheet and Final Closing Statement delivered by Buyer to Sellers’ Representative shall be deemed agreed, final and binding on the parties.

1.5.3 If Sellers’ Representative timely delivers a Sellers’ Objection to Buyer and Sellers’ Representative and Buyer are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in Sellers’ Objection within thirty (30) days following Buyer’s receipt of Sellers’ Objection, then they shall jointly retain the CPA Firm, which, acting as an expert and not as an arbitrator, shall determine, on the basis set forth in and in accordance with this Section 1.5, and only with respect to those items specifically described in Sellers’ Objection on which Buyer and Sellers’ Representative have not agreed, whether and to what extent, if any, the Closing Date Purchase Price requires adjustment. Buyer and Sellers’ Representative shall instruct the CPA Firm to deliver its written determination to Buyer and Sellers’ Representative no later than thirty (30) days after submitting the matter to it for resolution. At the time of retention of the CPA Firm, Buyer shall specify in writing to the CPA Firm and Sellers’ Representative the amount of Buyer’s computation of the Closing Date Purchase Price (the “Buyer’s Position”), and Sellers’ Representative shall specify in writing to the CPA Firm and to Buyer the amount of Sellers’ computation of the Closing Date Purchase Price (the “Sellers’ Position”). The CPA Firm’s determination shall be conclusive and binding upon Buyer and Sellers. In resolving any disputed item, the CPA Firm may not assign a value to any disputed item that is greater than the greatest value claimed by Buyer or Sellers’ Representative at the time the CPA Firm is retained or less than the smallest value claimed for any disputed item by Buyer or Sellers’ Representative at such time. The scope of the disputes to be resolved by the CPA Firm is limited to whether the preparation of the Closing Balance Sheet and the calculation of Actual Indebtedness and Actual Net Working Capital were done in a manner consistent with GAAP and otherwise in accordance with this Agreement, and the CPA Firm is not to make any other determination unless jointly requested in writing by Sellers’ Representative and Buyer. The fees and disbursements of the CPA Firm and the reasonable attorneys’ fees and expenses of the parties relating to the disputes submitted to the CPA Firm (collectively, the “Purchase Price Dispute Expenses”) shall be borne (i) jointly and severally by Sellers in that proportion equal to a fraction (expressed as a percentage) the numerator of which is equal to Sellers’ Position minus the Closing Date Purchase Price determined by the CPA Firm, and the denominator of which is equal to Sellers’ Position minus Buyer’s Position and (ii) by Buyer in that proportion equal to a fraction (expressed as a percentage) equal to one (1) minus the fraction described in clause (i). For example, if Sellers’ Position is that the Closing Date Purchase Price should be $25,000,000 and Buyer’s Position is that the Closing Date Purchase Price should be $24,000,000, the CPA Firm determines that the Closing Date Purchase Price should be $24,600,000 and the Purchase Price Dispute Expenses are $10,000, then (i) Sellers shall pay $4,000 (40%) of the Purchase Price Dispute Expenses and (ii) Buyer shall pay $6,000 (60%) of the Purchase Price Dispute Expenses. Buyer and Sellers shall cooperate with the CPA Firm during its resolution of the disagreement and make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants, to the extent permitted by such accountants) relating to the Closing Balance Sheet, Final Closing Statement and Sellers’ Objection and all other items reasonably requested by the CPA Firm in connection therewith.

1.5.4 The Closing Balance Sheet, Debt and Net Working Capital, as agreed to (or deemed to have been agreed to) between Buyer and Sellers’ Representative or as determined by the CPA Firm, as applicable, shall be conclusive and binding on all of the parties hereto and shall be deemed the “Actual Closing Balance Sheet”, “Actual Indebtedness” and “Actual Net Working Capital” respectively, for all purposes herein.

1.5.5 Upon completion of the calculation of the Actual Closing Balance Sheet, Actual Indebtedness and Actual Net Working Capital in accordance with this Section 1.5, the Closing Date Purchase Price shall be recalculated, and the following adjustments (the “Purchase Price Adjustment”) made:

(i) If the Closing Date Purchase Price calculated using the Actual Indebtedness and Actual Net Working Capital shown on the Actual Closing Balance Sheet is greater than the Closing Date Purchase Price calculated using the Estimated Indebtedness and Estimated Net Working Capital shown on the Estimated Closing Balance Sheet, then Buyer shall pay such difference to Sellers as set forth on Schedule 1.2 by wire transfer of immediately available funds to the accounts designated by Sellers’ Representative.

(ii) If the Closing Date Purchase Price calculated using the Actual Indebtedness and Actual Net Working Capital shown on the Actual Closing Balance Sheet is less than the Closing Date Purchase Price calculated using the Estimated Indebtedness and Estimated Net Working Capital shown on the Estimated Closing Balance Sheet, then within two (2) Business Days thereafter the amount of such difference will be paid to Buyer, jointly and severally by Sellers.

1.6 Closing.

1.6.1 Closing Date. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing” and the date on which the Closing actually occurs, the “Closing Date”) to be held at the offices of Greenberg Traurig, P.A., located at 333 Avenue of the Americas (333 S.E. 2nd Avenue), Miami, Florida 33131 at 10:00 a.m. Miami time, on the third (3rd) Business Day following the date on which all of the conditions set forth in Section 6 and Section 7 shall have been satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing). Upon consummation, the Closing will be deemed for all purposes to have taken place as of 12:01 a.m. on the Closing Date. By agreement of Buyer and Sellers’ Representative, the Closing may take place by delivery of the items to be delivered at Closing by facsimile or other electronic transmission. Subject to the provisions of Section 8, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.6.1 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. All deliveries by the parties at Closing shall be deemed to have occurred simultaneously, and none shall be effective until and unless all have occurred in accordance with this Agreement or have been waived.

1.6.2 Deliveries at Closing. At the Closing:

(a) Deliveries by Sellers. Sellers will deliver, or cause to be delivered, to Buyer:

(i) certificates representing the Shares, duly endorsed by each Seller (as to such Seller’s Shares) or accompanied by stock powers for unconditional and irrevocable transfer to Buyer;

(ii) a receipt for the Closing Date Purchase Price;

(iii) a certificate signed by Sellers, certifying to the fulfillment of the conditions specified in Section 6.1 and Section 6.2;

(iv) an affidavit from each Seller certifying the non-foreign status of each Seller and that no Seller is a disregarded entity, dated as of the Closing Date and in form and substance required under Section 1.1445-2(b)(2) of the Treasury Regulations;

(v) resignations of those officers and directors of the Company (solely with respect to such offices and positions as directors and not with respect to employment) as requested by Buyer at or at any time prior to Closing;

(vi) Executed payoff letters, releases, or other similar instruments providing for the repayment in full of all Debt of the Company set forth on Schedule 1.6.2(a)(vi) and the release of all Encumbrances granted with respect thereto, together with all instruments, documents and UCC financing statements relating thereto;

(vii) a compact disc (which shall be permanent and accessible, without the need for any password, with readily and commercially available software) containing, in electronic format, all documents posted to the datasite maintained by McAfee & Taft A Professional Corporation on behalf of the Company as of Closing (the “Data Room”);

(viii) a general release (a “General Release”) substantially in the form of Exhibit B executed by each Seller;

(ix) the Breslo Incentive Plan Release, executed by Bill Breslo;

(x) consents, each substantially in the form of Exhibit C, executed by Sellers’ respective spouses (each a “Spousal Consent”);

(xi) written invoices for the (i) Innovation Fee, (ii) Wadley Fee and (iii) M&T Fees and Expenses; and

(xii) if Amaya has effected the Canadian Direct Purchase Election, certificates representing the Canadian Shares, duly endorsed by the Company or accompanied by stock powers for unconditional and irrevocable transfer to the Canadian Affiliate.

(b) Deliveries by Buyer. Buyer will deliver, or cause to be delivered, to Sellers (except as otherwise specified):

(i) the Closing Date Purchase Price less (i) the Breslo Incentive Payment, (ii) the Innovation Fee, (iii) the Wadley Fee and (iv) the M&T Fees and Expenses;

(ii) a certificate signed by Buyer, certifying to the fulfillment of the conditions specified in Section 7.1 and Section 7.2;

(iii) to Bill Breslo, the Breslo Incentive Payment;

(iv) to Innovation Capital, LLC (“Innovation”), all amounts payable to Innovation by Sellers or the Company in respect of the Contemplated Transactions (whether pursuant to that certain Financial Advisory Engagement Letter Agreement, dated as of December 13, 2012, by and between Innovation and the Company, as amended, or otherwise), which amounts are set forth on a written invoice delivered to Buyer at Closing (the “Innovation Fee”);

(v) to Mr. M. Richard Wadley (“Wadley”), all amounts payable to Wadley by Sellers or the Company in respect of the Contemplated Transactions (whether pursuant to that certain letter agreement, dated as of August 22, 2012, by and among Wadley, Johnson and Breslo or otherwise), which amounts are set forth on a written invoice delivered to Buyer at Closing (the “Wadley Fee”); and

(vi) to M&T, the M&T Fees and Expenses in accordance with written invoices for the M&T Fees and Expenses, which invoices are delivered to Buyer at Closing.

2.	REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY.

In order to induce Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, Sellers and the Company hereby jointly and severally represent and warrant to Buyer as follows (for purposes of the representations and warranties contained in Section 2.5, Section 2.7 through and including Section 2.12, and Section 2.14 through and including Section 2.28, the term “Company” shall mean the Company, together with the Company Subsidiaries):

2.1 Organization; Predecessors.

2.1.1 Organization; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of California with full power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. The Company is duly qualified or licensed as a foreign corporation to do business and is in good standing in every jurisdiction in which the conduct of its business, and the ownership or lease of its properties, require it to be so qualified or licensed, except for failures to be so qualified or licensed and in good standing that do not have, individually or in the aggregate, a Material Adverse Effect; all of such jurisdictions are listed on Schedule 2.1.1(a). Schedule 2.1.1(b) contains an accurate and complete list of the Company’s Subsidiaries (each, a “Company Subsidiary”). Each Company Subsidiary is an unlimited liability company or a limited liability company, duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation, with full power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. Except for the Company Subsidiaries, the Company has no Subsidiaries, holds no Investments and does not have any obligation to make any Investment in any Person. Contained in the Data Room are true, accurate and complete copies of (x) the Organizational Documents of the Company and each Company Subsidiary set forth, or required to be set forth, on Schedule 2.1.1(b) and (y) to the extent the same exists and are in the possession of the Company, Sellers or their respective Representatives, the minute books of the Company and each such Company Subsidiary, which contain records of all meetings held of, and other actions taken by, the respective board of directors (or other governing body), each committee thereof, and shareholders (or other equity holders) of the Company and each Company Subsidiary.

2.1.2 Predecessors. Schedule 2.1.2 sets forth a true, accurate and complete list of (a) any Person that has ever merged with or into the Company or any Company Subsidiary, (b) any Person a majority of whose capital stock (or similar outstanding ownership interests) has ever been acquired by the Company or any Company Subsidiary, (c) any Person all or substantially all of whose assets have ever been acquired by the Company or any Company Subsidiary and (d) any prior names of the Company, any Company Subsidiary or any Person described in the immediately preceding clauses (a) through (c) (each such Person, a “Predecessor”).

2.2 Capitalization of the Company; Title to Shares.

2.2.1 Shares. The Shares are the only outstanding Equity Securities of the Company. All of the Shares have been duly authorized, validly issued, and are fully paid and non-assessable. No Share is subject to, nor was any Share issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right. The Company has not violated the 1933 Act, any state “blue sky” or securities laws, any other similar Legal Requirement or any preemptive or other similar rights of any Person in connection with the issuance or redemption of any Shares or other Equity Securities of the Company. Except for the Shares, there are no bonds, debentures, notes, other Debt or Equity Securities of the Company with voting rights on any matters on which shareholders of the Company may vote.

2.2.2 Ownership. The Shares are held of record and beneficially owned by Sellers free and clear of all Encumbrances, other than restrictions on the transfer of securities arising under federal and state securities Laws, as set forth on Schedule 2.2.2. Sellers have the full right, power and authority to transfer and deliver to Buyer at the Closing valid title to the Shares, free and clear of all Encumbrances, other than restrictions on the transfer of securities arising under federal and state securities Laws and Encumbrances created by Buyer. Immediately following the Closing, Buyer will be the record and beneficial owner of the Shares, and will have good and marketable title to the Shares, free and clear of all Encumbrances, other than restrictions on the transfer of securities arising under federal and state securities Laws and Encumbrances created by Buyer. The assignments, endorsements, stock powers and other instruments of transfer delivered by Sellers to Buyer at Closing will be sufficient to transfer Sellers’ entire interest, legal and beneficial, in the Shares to Buyer. Contained in the Data Room is, to the extent the same exists and is in the possession of the Company, Sellers or their respective Representatives, a true, accurate and complete copy of the stock ledger of the Company, which reflects all issuances, transfers, repurchases and cancellations of the Company’s Equity Securities. The Company owns all of the Canadian Shares, free and clear of all Encumbrances, other than restrictions on the transfer of securities arising under federal and state securities Laws.

2.2.3 Encumbrances, etc. There are no outstanding Contractual Obligations to which the Company or any Company Subsidiary is a party or by which it is bound obligating the Company or any such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold Equity Securities of the Company or any such Company Subsidiary. There are no outstanding obligations of the Company or any Company Subsidiary (contingent or otherwise) to repurchase, redeem or otherwise acquire any Shares or other Equity Securities of the Company or any Equity Securities of any Company Subsidiary. Except as set forth on Schedule 2.2.3, there are no stock-appreciation rights, equity-based performance units or shares, “phantom” stock rights or other Contractual Obligations (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance or other attribute of the Company or any Company Subsidiary or the Business or the Assets or calculated in accordance therewith or to cause the Company or any Company Subsidiary to file a registration statement under the 1933 Act, or which otherwise relate to the registration of any securities of the Company or any Company Subsidiary. Except as set forth on Schedule 2.2.3, there are no voting trusts, proxies or other Contractual Obligations to which the Company, any Company Subsidiary or any Seller is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any Shares or other Equity Securities of the Company or any Equity Securities of any Company Subsidiary. There are no existing Contractual Obligations between any Seller on the one hand, and any other Person, on the other hand, regarding the Shares.

2.3 Organization, Power and Authorization. Each Seller and the Company have all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by any Seller or the Company in connection with the consummation of the Contemplated Transactions (the “Company Agreements”) and to consummate the Contemplated Transactions. The execution and delivery by the Company of this Agreement and the Company Agreements and the consummation by the Company of the Contemplated Transactions have been authorized by the board of directors of the Company, and no other authorization on the part of the Company is necessary to authorize the execution and delivery of this Agreement and the Company Agreements by the Company or the consummation by the Company of the Contemplated Transactions. This Agreement has been and each Company Agreement will be at or prior to Closing duly executed and delivered by Sellers and the Company, and this Agreement constitutes and the Company Agreements will constitute legal, valid and binding obligations of Sellers and the Company, Enforceable against Sellers and the Company in accordance with its and their terms, except as limited by the Enforceability Exceptions.

2.4 Authorization of Governmental Authorities. Except as disclosed on Schedule 2.4, no consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority or Person (including, without limitation, under any Gaming Laws or any Contractual Obligation listed on Schedule 2.19) is required for, or in connection with (a) the execution, delivery and performance by Sellers and the Company of this Agreement and the Company Agreements or (b) the consummation of the Contemplated Transactions by Sellers and the Company.

2.5 Noncontravention. Except as disclosed on Schedule 2.5, including the Gaming Approvals set forth thereon, none of the execution, delivery and performance by Sellers or the Company of this Agreement or the Company Agreements nor the consummation of the Contemplated Transactions will:

(a) violate any provision of any Legal Requirement applicable to Sellers or the Company;

(b) conflict with, result in a breach or violation of, default under, or give rise to a right for any third-party to accelerate, terminate or obtain any prepayment penalty under (in any such case, with or without notice, lapse of time or both) any Contractual Obligation of any Seller or the Company listed on Schedule 2.19;

(c) result in the creation or imposition of an Encumbrance upon, or the forfeiture of, any Asset, other than any Encumbrances created by Buyer;

(d) result in a breach or violation of, or default under, the Company’s Organizational Documents; or

(e) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation of the Company or any Seller listed on Schedule 2.19.

2.6 Financial Statements.

2.6.1 Financial Statements. Attached to Schedule 2.6.1(a) is a copy of (a) the unaudited consolidated balance sheet of the Company as of March 31, 2013 (the “Most Recent Balance Sheet,” and the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows of the Company for the three months then ended (together with the Most Recent Balance Sheet, the “Interim Financials”), (b) the audited consolidated balance sheets of the Company as of December 31, 2012, 2011 and 2010 and the related audited consolidated statements of income and cash flows of the Company for the fiscal years then ended, accompanied in each case by any notes thereto and the report of the independent registered certified public accounting firm (collectively, the “Audited Financials”), and (c) the unaudited consolidated balance sheet of the Company as of December 31, 2009 and the related unaudited consolidated statements of income and cash flows of the Company for the fiscal year then ended (collectively, the “Unaudited Financials”, and together with the Interim Financials, the Audited Financials and the financial statements provided pursuant to Section 4.9, the “Financials”). Except as set forth on Schedule 2.6.1(b), since the Most Recent Balance Sheet Date, (i) the Company has not distributed, sold or otherwise disposed of any property or other Assets other than in the Ordinary Course of Business, and (ii) the Company has not made or granted any cash distributions or dividends.

2.6.2 Compliance with GAAP, etc.

(a) The Financials were prepared in accordance with the books and records of the Company and have been prepared in accordance with GAAP (subject in the case of the Interim Financials and the Unaudited Financials to the absence of footnote disclosures and normal year-end adjustments, none of which are material, individually or in the aggregate). The Financials fairly present in accordance with GAAP, in all material respects, the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of the operations of the Company for the respective periods covered thereby. The Financials contain adequate reserves for the realization of all Assets and for all reasonably anticipated Liabilities in accordance with GAAP.

(b) The Company’s books and records have been maintained in accordance with sound business practices and all applicable Legal Requirements and reflect in all material respects all financial transactions of the Company that are required to be reflected in accordance with GAAP. The Company maintains books and records accurately reflecting, in all material respects, its Assets and Liabilities.

2.7 Debt; Guarantees. The Company has no Debt except as set forth on Schedule 2.7. For each item of Debt, Schedule 2.7 correctly sets forth the debtor, the principal amount of the Debt as of May 31, 2013, the creditor, the maturity date and the collateral, if any, securing the Debt. The Company has no Liability in respect of a Guarantee of any Liability of any other Person.

2.8 Absence of Undisclosed Liabilities. The Company has no Liabilities except for (a) Liabilities set forth on the face of the Most Recent Balance Sheet, (b) Liabilities incurred in the Ordinary Course of Business since the Most Recent Balance Sheet Date, (c) Liabilities not required by GAAP to be included on the Most Recent Balance Sheet (none of which are material, individually or in the aggregate), and (d) in the case of the Interim Financials, Liabilities that are the subject of normal year-end adjustments (none of which are material, individually or in the aggregate).

2.9 Absence of Certain Developments. Except as contemplated by this Agreement or set forth on Schedule 2.9, since the Most Recent Balance Sheet Date, the Business has been conducted only in the Ordinary Course of Business and:

(a) the Company has not (i) amended its Organizational Documents or (ii) issued, sold, granted or otherwise disposed of any Equity Security;

(b) the Company has not become liable in respect of any Guarantee nor has it incurred, assumed or otherwise become liable in respect of any Debt in excess of $50,000 or made any loans, advances or capital contributions to or Investments in any Person (except for travel advances in the Ordinary Course of Business);

(c) the Company has not sold, leased, licensed, transferred or otherwise disposed of any of its Assets, except Inventory in the Ordinary Course of Business;

(d) the Company has not permitted any of its Assets to become subject to an Encumbrance other than a Permitted Encumbrance;

(e) the Company has not made or committed to make any individual capital expenditure in excess of $50,000 except in accordance with its 2013 capital expenditures budget, a true, correct and complete copy of which is contained in the Data Room;

(f) the Company has not (i) except for cash distributions to Sellers in respect of their respective Shares made any declaration, setting aside or payment of any distribution with respect to, or any repurchase, redemption or other acquisition of, any Equity Security or (ii) entered into, or performed, any transaction with, or for the benefit of, Sellers or any Affiliate of any Seller or any officer, director or employee of the Company or any Subsidiary thereof;

(g) there has been no material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the Business or any material Asset;

(h) other than in the Ordinary Course of Business, the Company has not increased the Compensation payable or paid, whether conditionally or otherwise, to (i) any employee, consultant, independent contractor or agent, (ii) any officer or manager of such Company or (iii) Sellers or any Affiliate of any Seller;

(i) the Company has not entered into any Contractual Obligation providing for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis other than in the Ordinary Course of Business or otherwise providing Compensation or other benefits to any Person other than in the Ordinary Course of Business;

(j) the Company has not made any change in its methods of accounting or accounting practices (including with respect to reserves) or its pricing policies, payment or credit practices or failed to pay any creditor any amount owed to such creditor when due or granted any extensions of credit, in each case, other than in the Ordinary Course of Business;

(k) the Company has not made, changed or revoked any Tax election, elected or changed any method of accounting for Tax purposes, settled any Action in respect of Taxes or entered into any Contractual Obligation in respect of Taxes with any Governmental Authority;

(l) the Company has not terminated or closed any Facility, business or operation;

(m) no customer or supplier required to be disclosed on Schedule 2.21 has canceled, terminated or otherwise materially altered its relationship with the Company or notified the Company or any Seller in writing of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter its relationship with the Company;

(n) no insurer (i) has denied or disputed the coverage of any claim pending under any Liability Policy or (ii) has provided any written notice of cancellation or any other written indication that it plans to cancel any Liability Policy or materially raise the premiums or materially alter the coverage under any Liability Policy;

(o) the Company has not adopted, amended or modified any Employee Plan or increased any benefits or obligations under any Employee Plan;

(p) other than in the Ordinary Course of Business, the Company has not written off as uncollectible any Accounts Receivable, modified or cancelled any material third-party Debt or written up or written down any of its material Assets or revalued its Inventory;

(q) the Company has not failed to pay any material Liability when due;

(r) the Company has not failed to maintain or properly repair, in all material respects, any of its material Assets;

(s) the Company has not acquired or agreed to acquire by merging or consolidating with, or by purchasing all or substantially all of the assets of, or by any other manner, any business of any Person;

(t) except for demand letters in respect of delinquent Accounts Receivable, in each case for an amount not in excess of $10,000, the Company has not threatened, commenced or settled any Action;

(u) the Company has not entered into any Contractual Obligation to do any of the things referred to elsewhere in this Section 2.9; and

(v) no event or circumstance has occurred which has had a Material Adverse Effect.

2.10 Assets.

2.10.1 Ownership of Assets. Except for Permitted Encumbrances and as set forth on Schedule 2.10.1, the Company has sole and exclusive, good and marketable title to, or, in the case of property held under a lease or other Contractual Obligation, an Enforceable (except as limited by the Enforceability Exceptions) leasehold interest in, or right to use, all of its properties, rights and assets, whether real or personal and whether tangible or intangible, including all Assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date (except for such Assets which have been sold or otherwise disposed of since the Most Recent Balance Sheet Date in the Ordinary Course of Business) (collectively, the “Assets”). Except as disclosed on Schedule 2.10.1, none of the Assets is subject to any Encumbrance other than Permitted Encumbrances.

2.10.2 Sufficiency of Assets. The Assets comprise all of the assets, properties and rights of every type and description, whether real or personal, tangible or intangible, necessary to conduct the Business as now conducted.

2.10.3 Phone Card Business Assets and Liabilities. Schedule 2.10.3 contains a true, correct and complete list of all of the assets and Liabilities comprising the Phone Card Business (the “Phone Card Business Assets and Liabilities”). Following Closing, the Company will have no Liabilities in respect of the Phone Card Business.

2.11 Accounts Receivable. All Accounts Receivable, unbilled invoices, costs in excess of billings, work in process and other amounts (“Receivables”) reflected on the Most Recent Balance Sheet and in the records and books of account of the Company since the Most Recent Balance Sheet Date through the Closing Date as being due to the Company have arisen in the Ordinary Course of Business, represent legal, valid, binding and enforceable obligations to the Company and to Sellers’ Knowledge are not subject to any contests, claims, counterclaims or setoffs. There has been no material adverse change since the Most Recent Balance Sheet Date in the amount or collectability of the Receivables due the Company or the related provisions or reserves from that reflected in the Most Recent Balance Sheet. Except as set forth on Schedule 2.11, as of May 31, 2013 (i) no account debtor or note debtor is delinquent for payments in excess of Ten Thousand Dollars ($10,000) or for more than ninety (90) days, (ii) to Sellers’ Knowledge, no account debtor or note debtor has refused or threatened to refuse to pay its obligations to the Company for any reason, or has otherwise made a claim to set-off or similar claim, and (iii) to Sellers’ Knowledge, no account debtor or note debtor is insolvent or bankrupt.

2.12 Real Property.

2.12.1 The Company owns no real property and does not have any right, title or interest in and to any real property, except as specifically set forth on Schedule 2.12. Schedule 2.12 describes each leasehold interest in real property leased, subleased by, licensed or with respect to which a right to use or occupy has been granted to or by the Company (such leased real property is referred to as the “Real Property”), and specifies the lessor(s) of such Real Property, and identifies each lease or any other Contractual Obligation under which such Real Property is leased by the Company (the “Real Property Leases”). Except as described on Schedule 2.12, there are no written or oral subleases, licenses, concessions, occupancy agreements or other Contractual Obligations granting to any other Person the right of use or occupancy of the Real Property, and there is no Person (other than the Company and/or any lessee(s) of the Real Property specifically identified on Schedule 2.12) in possession of the Real Property. The Company has valid leasehold interests in and to the Real Property and any and all Facilities located thereon, free and clear of all Encumbrances other than Permitted Encumbrances.

2.12.2 The Real Property Leases do not impose restrictions on any portion of the Business that interfere with the Business in any material respect. Neither the Company nor any Seller is obligated to pay any leasing or brokerage commission as a result of the Contemplated Transactions. There is no pending or, to Sellers’ Knowledge, threatened eminent domain taking affecting any of the Real Property. Contained in the Data Room are true, correct and complete copies of all of the Real Property Leases. Except as set forth on Schedule 2.12, no consents or approvals are required to be obtained under the Real Property Leases in connection with the Contemplated Transactions, including from the landlord(s) thereunder.

2.12.3 Each Facility is supplied with utilities and other services (including gas, electricity, water, drainage, sanitary sewer, storm sewer, fire protection and telephone) necessary for the operation of such Facility as the same is currently operated. To Sellers’ Knowledge, each Facility is in good repair and operating condition, normal wear and tear excepted. Each parcel of Real Property abuts on, and has direct vehicular access to, a public road, or has access to a public road, in each case, to the extent necessary for the conduct of the Business.

2.12.4 The Company has all Permits necessary for its present use and operation of, the Real Property and its lawful occupancy thereof. The current use of the Real Property is in accordance with the certificates of occupancy relating thereto and the terms of any such Permits. To Sellers’ Knowledge, all such Permits will continue in full force and effect immediately after giving effect to the Contemplated Transactions.

2.13 Tangible Personal Property. All of the fixtures and other improvements to the Real Property included in the Assets (including any Facilities) and all of the tangible personal property other than inventory included in the Assets, which are material to the operation of the Business as currently conducted (the “Equipment”), (a) are adequate for their present uses, (b) are in good working order, operating condition and state of repair, reasonable wear and tear excepted, (c) have no material defects (whether patent or latent) and (d) have been maintained in accordance with the standards of any manufacturer or any other governmental or regulatory entities.

2.14 Intellectual Property.

2.14.1 Schedule 2.14.1(a) identifies: (a) all registered Intellectual Property which has been issued to or is otherwise owned by the Company; (b) all pending applications for registration of any Intellectual Property filed by the Company; and (c) each Contractual Obligation pursuant to which the Company or any Seller has granted or has been granted rights to any Intellectual Property or to which any of them is otherwise bound to any third party, excluding “shrink wrap,” “click through” or other standard agreements for commercially available, unmodified third party Software (“Commercial Software”). True, accurate and complete copies of all such Contractual Obligations referred to in clause (c) above, as amended or otherwise modified and in effect, are contained in the Data Room, together with true, accurate and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item of Intellectual Property. Except as set forth on Schedule 2.14.1(b), all such Contractual Obligations are in full force and effect, and none of the Contractual Obligations pursuant to which the Company licenses any Technology or Intellectual Property will terminate, or may be terminated by any Person, solely by the passage of time or at the election of any Person within 120 days after the Closing Date. Except as set forth on Schedule 2.14.1(c), no Person that has licensed Technology or Intellectual Property to the Company has ownership rights or license rights to improvements or derivative works made by the Company in such Technology or Intellectual Property. To Sellers’ Knowledge, there does not exist any claim, allegation, or basis for any claim or allegation, that any Intellectual Property owned by the Company is invalid or unenforceable or that the Company’s rights with respect thereto are subject to claims or defenses of misuse, laches, acquiescence, statute of limitations, abandonment or fraudulent registration. Schedule 2.14.1(d) identifies each trade name, trade dress and unregistered trademark or service mark used by the Company or in connection with the Business or the Company Technology.

2.14.2 Except as set forth on Schedule 2.14.2(a), the Company is the sole owner of all right, title and interest in and to all Intellectual Property with respect to, or has the right to use as specified on Schedule 2.14.2(a), all the Company Technology free and clear of any Encumbrances, other than Permitted Encumbrances. The Company has the right to use all other Technology and Intellectual Property used in its Business as currently conducted and as currently contemplated to be conducted in the future. Except as set forth on Schedule 2.14.2(b), no Seller or any other Person (other than the Company) has any ownership or other interest in any Intellectual Property identified on Schedule 2.14.2(a). Except as set forth on Schedule 2.14.2(c), neither the Company nor any of its Subsidiaries has (i) transferred ownership of or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Company Technology or Intellectual Property owned by the Company, to any other Person or (ii) permitted the Company’s rights in any Intellectual Property to enter into the public domain.

2.14.3 To Sellers’ Knowledge, neither the Company nor any Predecessor (a) has, nor has the conduct of the Business, interfered with, infringed upon, misappropriated, diluted or otherwise violated or come into conflict with any Intellectual Property rights of third parties or (b) has received, orally or in writing, any charge, threat, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, dilution or other violation or conflict (including any claim that it must obtain a license or refrain from using any Intellectual Property rights of any third party in connection with the conduct of the Business or the use of the Company Technology, or, with respect to any other Technology used in the Business, that it must obtain a license that it does not already possess or refrain from using same). Except as set forth on Schedule 2.14.3, to Sellers’ Knowledge, no third party has interfered with, infringed upon, misappropriated, diluted or otherwise violated or come into conflict with any Company Technology or any of the Company’s Intellectual Property. No claim or legal proceeding involving any Intellectual Property by or against the Company is pending or, to Sellers’ Knowledge, has been threatened. Except as otherwise specified on Schedule 2.14.3, and except for licenses to Commercial Software, the Company is not bound by any Contractual Obligation containing any covenant or other provision relating to Intellectual Property that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any of the Intellectual Property owned by the Company or conduct its Business as currently conducted and as currently contemplated to be conducted in the future.

2.14.4 Except for that Software listed and described on Schedule 2.14.4, the Company Software constitutes all the Software necessary to conduct the Business as currently conducted by the Company.

2.14.5 Except as set forth on Schedule 2.14.5, with respect to each item of the Company Technology or Intellectual Property used in the Business:

(a) the Company possesses all right, title, and interest in and to such item, or has the valid and Enforceable (subject to the Enforceability Exceptions) right to use same, free and clear of any Encumbrance (other than Permitted Encumbrances);

(b) to Sellers’ Knowledge, such item is not subject to any outstanding Governmental Order, and no Action is pending or threatened, which challenges the legality, validity, enforceability, use or ownership of such item, nor, to Sellers’ Knowledge, is there any basis for such a challenge; and

(c) the Company has not agreed to nor does it have any Contractual Obligation to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to such item.

2.14.6 Schedule 2.14.6 identifies each item of Technology that is used by the Company pursuant to any license, sublicense or other Contractual Obligation, except for agreements for Commercial Software (the “Licenses”). Except as disclosed on Schedule 2.14.6 and the Licenses, there are no royalties or other compensation payable for the use of any such Technology. Contained in the

Data Room are true, accurate and complete copies of all of the Licenses, in each case, as amended or otherwise modified and in effect, and each of such Licenses is in full force and effect, is valid and enforceable in accordance with its terms, and no party thereto is in material breach of any of the terms thereof. With respect to each such item identified on Schedule 2.14.6: (a) to Sellers’ Knowledge such item is not subject to any outstanding Governmental Order, and no Action is pending or to Sellers’ Knowledge threatened which challenges the legality, validity or enforceability of such item, and (b) neither any Seller nor the Company has granted any sublicense or similar right with respect to any License covering such item.

2.14.7 The Company has taken reasonable and customary measures and precautions necessary to protect and maintain the confidentiality of all Trade Secrets in which the Company has any right, title or interest and otherwise to maintain and protect all such Trade Secrets. Without limiting the generality of the foregoing and except as set forth on Schedule 2.14.7:

(a) all current and former employees, consultants and independent contractors of the Company who are or were involved in, or who have contributed to, the creation or development of any Intellectual Property owned by the Company have executed and delivered to the Company an agreement (containing no exceptions to or exclusions from the scope of its coverage) that protects proprietary information and assigns to the Company any and all such Intellectual Property or have validly waived or otherwise conveyed the benefit of any rights therein to such Company; and

(b) except pursuant to a Disclosed Contract, the Company has not disclosed or delivered to any Person, or permitted the disclosure or delivery to any other Person, of any Company Source Code. No event has occurred, and no circumstance or condition exists as a result of acts or omissions on the part of the Company or Sellers (including the execution of this Agreement or the consummation of the Contemplated Transactions) or, to Sellers’ Knowledge, as a result of any other event or circumstance, that (with or without notice or lapse of time), will, or could reasonably be expected to, result in the disclosure or delivery to any Person of any Company Source Code.

2.14.8 No Software included in the Company Technology, in whole or in part, is subject to the provisions of any Public Software or other source code license agreement that (a) requires the distribution of source code in connection with the distribution of or otherwise making available such Software in object code form; (b) prohibits or limits the Company from charging a fee or receiving consideration in connection with sublicensing or distributing such Software (whether in source code or object code form); or (c) allows a customer, or requires that a customer have, the right to decompile, disassemble or otherwise reverse engineer such Software by its terms and not by operation of Law. “Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as freeware or free software (as defined by the Free Software Foundation), open source software (e.g., Linux or software distributed under any license approved by the Open Source Initiative as of the date hereof or as of the Closing Date as set forth at www.opensource.org) or similar licensing or distribution models that require the distribution of source code to licensees free of charge.

2.14.9 The Company and, to the Sellers’ Knowledge, its employees have complied at all times in all material respects with all applicable privacy Laws regarding the collection, processing, disclosure and use of all data consisting of personally identifiable information in each case as such term is defined under the applicable Law that is, or is capable of being, associated with specific individuals.

2.14.10 All of the computer systems material to the continued operation of the Business as currently conducted, including the Software, firmware, hardware, networks, interfaces,

platforms and related systems owned or used by the Company (collectively, the “Company Systems”): (i) are in satisfactory working order and are scalable to meet current and reasonably anticipated capacity, including the ability to process current and anticipated peak volumes in a timely manner; (ii) have appropriate security, back ups, disaster recovery arrangements, source code escrow arrangements and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure or security breach occurring and to ensure if such event does occur it does not cause a material disruption to any portion of the Business; (iii) are reasonably configured and maintained to minimize the effects of viruses and do not contain viruses, Trojan horses, back doors other malicious code; and (iv) in the last eighteen (18) months, have not suffered any material failures, breakdowns, continued substandard performance or other adverse events that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems and/or the conduct of the Business.

2.14.11 No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of any Intellectual Property owned by the Company or any Company Technology, and no Governmental Authority, university, college, other educational institution or research center has any claim or right in or to any Intellectual Property owned by the Company or any Company Technology. No rights have been granted to any governmental entity with respect to any Company product, technology or service, or under any Intellectual Property owned by the Company, other than the same standard commercial rights as are granted by the Company to commercial end users of the Company’s products, technologies and services in the Ordinary Course of Business.

2.14.12 Schedule 2.14.12 lists all industry standards bodies and similar organizations of which the Company is a member, to which it has been a contributor or in which it has been a participant. The Company is not and never was a member in, a contributor to, or participant in any industry standards body or similar organization that could require or obligate the Company to grant or offer to any Person any license or right to any Technology or Intellectual Property owned by the Company.

2.15 Legal Compliance; Illegal Payments; Permits.

2.15.1 Compliance. The Company is and has been in compliance with:

(a) its Organizational Documents; and

(b) all material Legal Requirements.

2.15.2 Anti-Corruption. No agent, Affiliate, employee or other Person acting on behalf of the Company or any Seller directly or indirectly, has (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained or (iv) for any other illegal purpose or (b) established or maintained any fund or asset for the benefit of the Company that has not been recorded in the Company’s books and records. To Sellers’ Knowledge, neither the Company nor any of its directors, officers, employees, agents or representatives has made any improper foreign payment (as defined in the Foreign Corrupt Practices Act of 1977, as amended).

2.15.3 Permits; Gaming Approvals. The Company and, to Sellers’ Knowledge, each of the Company’s officers, directors and key employees, have been granted all Permits under all applicable Legal Requirements necessary for the conduct of the Business as currently conducted. Schedule 2.15.3(a) describes each such Permit, together with the Governmental Authority or other Person responsible for issuing such Permit. Schedule 2.15.3(b) sets forth a list of all Gaming Approvals held by, granted to or applied for by the Company or any of Sellers, together with the jurisdiction, type of license, permit or approval (as applicable) and the Governmental Authority responsible for issuing such Gaming Approval. Except as disclosed on Schedule 2.15.3(a) or Schedule 2.15.3(b), (i) the Permits and Gaming Approvals are valid and in full force and effect, (ii) the Company is not in breach or violation of, or default under, any such Permit or Gaming Approval, and (iii) the Company has properly and validly completed in all material respects all filings and registrations that are required for the operation of its Business as currently conducted. There is no Action pending or, to Sellers’ Knowledge, threatened that would result in the termination, revocation, suspension or restriction of any Permit or Gaming Approval or the imposition of any fine, penalty or other sanctions for violation of any Legal Requirement relating to any Permit or Gaming Approval. Except as set forth on Schedule 2.15.3(b), neither the Company nor any Seller has been denied a Gaming Approval in any jurisdiction, withdrawn an application for a Gaming Approval in any jurisdiction, or, with respect to a Gaming Approval then held by the Company or any Seller, had any such Gaming Approval suspended, withdrawn, revoked or limited in any manner.

2.15.4 Gaming Equipment. All Gaming Equipment has been and continues to be manufactured, sold, leased, operated and/or distributed by the Company in compliance in all material respects with all applicable Legal Requirements.

2.15.5 Additional Compliance Representations.

(a) No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of, (i) any Seller or the Company, (ii) any partnership in which any Seller or the Company was a general partner at or within two years before the Closing Date, or (iii) any corporation or business association of which any Seller was an executive officer at or within two years before the Closing Date.

(b) No Seller, within the last five (5) years, nor the Company has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), no Seller nor the Company is a named subject of a pending criminal proceeding, and, to Sellers’ Knowledge, no Seller nor the Company is a target of a pending criminal proceeding or investigation.

(c) No Seller nor the Company has been the subject of any Governmental Order not subsequently reversed, suspended or vacated, permanently or temporarily enjoining such Seller or the Company from, or otherwise limiting such Seller’s or the Company’s involvement or right to engage in, any type of business practice.

(d) No Seller nor the Company has been found by a Governmental Authority in a civil action or by the Securities and Exchange Commission (“SEC”) to have violated any securities Law, which judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated.

(e) No Seller nor the Company, has been involved in any of the following matters: (a) making any political contribution that is or would be illegal under any Law; (b) the disbursement or receipt of funds of the Company outside the normal system of accountability; (c) unlawful payments, whether direct or indirect, to or from foreign or domestic governments, officials, employees or agents for purposes other than the satisfaction of lawful obligations, or any transaction which has as its intended effect the transfer of assets of any Seller or the Company for the purpose of effecting such payment; or (d) the intentionally improper or inaccurate recording of payments and receipts on the books of the Company.

2.16 Inventories. The Company maintains sufficient Inventory in the Ordinary Course of Business to conduct the Business consistent with past practices. The Inventory of the Company reflected on the Most Recent Balance Sheet and in the records and books of account of the Company since the Most Recent Balance Sheet Date is of a quality and a quantity usable and, with respect to finished goods, saleable, as the case may be, in the Ordinary Course of Business. All Inventory has been valued at cost, and all unmarketable, returned, rejected, damaged, slow moving or obsolete inventory has been written off or written down to net realizable value in the Company’s books and records and in the Most Recent Balance Sheet. The Company has sole custody and control of and maintains adequate insurance coverage on all materials, supplies, parts or other assets delivered to the Company by or on behalf of its customers for use in connection with projects the Company is undertaking for such customers (the “Customer Assets”); since December 31, 2009, no Customer Asset has been damaged, lost, stolen, or otherwise suffered a material diminution in value from the time of receipt by the Company; and the Company has not received written notice of any claim, loss, or damage related to the Customer Assets.

2.17 Employee Benefit Plans.

(a) Schedule 2.17(a) contains a true, correct and complete list of each (i) oral or written employment or consulting agreement to or under which the Company is a party or has or may have any Liability and (ii) employee benefit plan, program or arrangement currently sponsored, maintained or contributed to by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has or may have any Liability, including, without limitation, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA, each a “Multiemployer Plan”), all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Contemplated Transactions or otherwise), whether formal or informal, oral or written, legally binding or not. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Employee Plans”.

(b) With respect to each Employee Plan, Sellers have made available in the Data Room a current, true and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any plan documents, contracts and/or agreements relating to any Employee Plan, including all trust agreements, insurance or annuity contracts, investment management agreements, record keeping agreements and other material documents or instruments related thereto; (ii) the most recent determination letter, if applicable; (iii) any summary plan description concerning the extent of the benefits provided under a Employee Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Employee Plans at any time within the twelve months immediately following the date hereof; and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) reviewed financial statements, (C) actuarial valuation reports and (D) any non-discrimination testing results.

(c) (i) Each Employee Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code, the Health Insurance Portability and Accountability Act of 1996 and other applicable Laws; (ii) each Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any ERISA Affiliate, to any Tax, fine, Encumbrance, penalty or other Liability imposed by ERISA, the Code or other applicable Laws; (iv) for each Employee Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (v) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in Liability has occurred with respect to any Employee Plan; (vi) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Employee Plan; (vii) no Employee Plan has failed or is expected to fail to satisfy the minimum funding standards of Section 302 of ERISA or 412 of the Code or is or is expected to be in “at risk status” within the meaning of Section 430(i)(4) of the Code, and no Employee Plan has, or is expected to have, an “adjusted funding target attainment percentage”, as defined in Section 436 of the Code, that is less than 60%; (viii) except as contemplated by this Agreement, there is no present intention that any Employee Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) under any Employee Plan; (ix) no Employee Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of the Sarbanes-Oxley Act of 2002), except as otherwise permitted by the Code and ERISA; and (x) the Company has not incurred any current or projected Liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(d) No Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code, nor a Multiemployer Plan, and the Company has no obligation to contribute, and has not incurred any Liability (including any obligation to make any contribution) to or in respect of any such plans. No Employee Plan is a self-insured group health plan.

(e) With respect to each Employee Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or to Sellers’ Knowledge threatened; (ii) to Sellers’ Knowledge no facts or circumstances exist that could give rise to any such actions, suits or claims; (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Employee Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and Liabilities from any such plan in connection with the Contemplated Transactions; and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service (the “IRS”) or other governmental agencies are pending, in progress or to Sellers’ Knowledge threatened (including any routine requests for information from the PBGC).

(f) Except as set forth on Schedule 2.17(f), no Employee Plan or Legal Requirement exists that, as a result of the execution of this Agreement, approval of this Agreement by the Company’s board of directors, or the Contemplated Transactions (whether alone or in connection with any subsequent event(s)), would (i) result in severance pay, termination indemnity or any similar payment or any increase in severance pay, termination indemnity or any similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Employee Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Employee Plans (except for any safe-harbor requirements that may apply to the Company’s 401(k) plan), (iv) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) result in payments under any of the Employee Plans which would not be deductible under Section 280G of the Code.

(g) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company relating to, or any change in employee participation or coverage under, any Employee Plan that would increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(h) No compensation under any Employee Plan subject to Section 409A of the Code is or has been required to be includible in the gross income of any participant or beneficiary by reason of Section 409A(a)(1)(A) of the Code or is or has been subject to any additional tax under Section 409A(a)(1)(B) of the Code, and no amounts are or have been includible in the gross income of any participants or beneficiaries by reason of Section 409A(b) of the Code.

2.18 Environmental Matters.

2.18.1 The Company has complied with, and is in compliance with, in all material respects all Environmental Laws. Except as set forth on Schedule 2.18, the Company has not received in writing, any actual or threatened order, notice, report or other communication of any actual or potential violation or failure by the Company to comply with any Environmental Laws.

2.18.2 Neither the Company nor any Seller has received any written notice that there are any pending or, threatened claims or Encumbrances resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal or mixed) owned or operated by the Company.

2.18.3 Except as set forth on Schedule 2.18, the Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or exposed any Person to, any Contaminants, or owned or operated any property or facility that is or has been contaminated by any Contaminants, so as to give rise to any current or future material Liability of the Company pursuant to any Environmental Laws.

2.18.4 The Company has not assumed, undertaken or otherwise become subject to, or provided any indemnity with respect to, any Liability pursuant to any Environmental Laws of any other Person.

2.18.5 Other than in material compliance with all applicable Legal Requirements, the Company has not manufactured, sold, marketed, installed or distributed products or items containing asbestos, silica or other Contaminants and does not have any Liability with respect to the presence or alleged presence of Contaminants in any product or item or at or upon any property or Facility.

2.18.6 Contained in the Data Room are true, correct and complete copies of all environmental audits, reports, assessments and other documents in the Company’s or any Seller’s possession or under their reasonable control that bear on environmental, health or safety Liabilities relating to the past or current operations, Facilities or properties of the Company and the Business.

2.18.7 Notwithstanding anything to the contrary in Section 2.18, the management and use of minimal quantities of Contaminants on the Real Property or in the Business shall not be a breach of the representations and warranties contained in Section 2.18; provided that, such materials are of a type and are used and managed in quantities in the Ordinary Course of Business relevant to the Company’s Facilities and the operations of the Business in the industry in which the Company operates (including paint, cleaning fluids and supplies normally used in the Business), and such materials are being and have been managed and used in compliance in all material respects with all Environmental Laws.

2.19 Contracts.

2.19.1 Contracts. Except as disclosed on Schedule 2.19, the Company is not bound by or a party to:

(a) any Contractual Obligation (or group of related Contractual Obligations) for the purchase or sale of inventory, raw materials, commodities, supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services, in each case, the performance of which will extend over a period of more than one year or which provides for an annual payment to or by the Company in the aggregate in excess of fifty thousand dollars ($50,000);

(b) (i) any capital lease or (ii) any other lease or other Contractual Obligation relating to the Equipment providing for annual rental payments in excess of fifty thousand dollars ($50,000), under which any Equipment is held or used by the Company;

(c) any Contractual Obligation relating to the acquisition or disposition of (i) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (ii) any asset other than in the Ordinary Course of Business;

(d) any Contractual Obligation under which the Company is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (i) acquisition or disposition of assets or securities (other than the sale of inventory in the Ordinary Course of Business), (ii) merger, consolidation or other business combination or (iii) series or group of related transactions or events of the type specified in the immediately preceding clauses (i) and (ii).

(e) any Contractual Obligation concerning or consisting of a partnership, limited liability company or joint venture agreement;

(f) any Contractual Obligation (or group of related Contractual Obligations) (i) under which the Company has created, incurred, assumed or guaranteed any Debt or (ii) under which the Company has permitted any Asset to become subject to an Encumbrance, other than a Permitted Encumbrance;

(g) any Contractual Obligation under which any other Person has guaranteed any Debt of the Company;

(h) any Contractual Obligation to purchase goods or services exclusively from a Person or Persons or purchase a minimum amount of goods or services from a Person or Persons, or all or a portion of the supply of certain goods or services utilized by the Company from a Person or Persons, or granting any Person “most favored nation” or “best price” status;

(i) any Contractual Obligation involving any obligation on the part of the Company or any Seller to refrain from competing with any Person, from soliciting any employees,

independent contractors or customers of any Person or from conducting any other lawful commercial activity (including in any geographic region) or any such Contractual Obligation for the Company’s benefit from any other Person(s);

(j) any Contractual Obligation under which the Company is, or may become, obligated to incur any severance pay or special Compensation obligations which would become payable by reason of this Agreement or the Contemplated Transactions;

(k) any Contractual Obligation under which the Company has, or may have, any Liability to any investment bank, broker, financial advisor, finder or other similar Person (including an obligation to pay any legal, accounting, brokerage, finder’s, or similar fees or expenses in connection with this Agreement or the Contemplated Transactions);

(l) any profit sharing, equity option, equity purchase, equity appreciation, deferred compensation, severance or other plan or arrangement for the benefit of the Company’s current or former directors, officers or employees, consultants or independent contractors;

(m) any Contractual Obligation providing for the employment or consultancy (including on an independent contractor basis) with an individual (or in the case of a consultant or independent contractor, an entity) on a full-time, part-time, consulting or other basis or otherwise providing Compensation or other benefits to any officer, director, employee or consultant (other than an Employee Plan), in each case (unless such Contractual Obligation is not terminable at will by the Company without any Liability to the Company), providing for non-contingent payments of more than fifty thousand dollars ($50,000) annually;

(n) any agency, dealer, distributor, sales representative, marketing, handler, third party service provider, or other similar agreement, in each case (unless such Contractual Obligation is not terminable at will by the Company without any Liability to the Company), providing for non-contingent payments of more than fifty thousand dollars ($50,000) annually;

(o) any Contractual Obligation under which the Company has advanced or loaned an amount to any of its Affiliates or employees (other than travel allowances in the Ordinary Course of Business);

(p) any settlement, conciliation or similar Contractual Obligations imposing an obligation on the Company after the Closing Date;

(q) any Contractual Obligation that limits the ability of the Company or any of its Affiliates to incur any Debt or to Guarantee any Debt or other obligation of any Person, or that limits the amount of any Debt that the Company may incur or Guarantee, or prohibits it from granting any Encumbrance, or than any Permitted Encumbrance, on any Asset to secure any Debt incurred or Guaranteed; or

(r) any Contractual Obligation not otherwise disclosed on Schedule 2.19 and (A) pursuant to which the Company has an aggregate annual liability to any Person in excess of fifty thousand dollars ($50,000), or (B) were entered into other than in the Ordinary Course of Business or other than on arms-length terms.

Contained in the Data Room are true, accurate and complete copies of each written Contractual Obligation (or to the extent no such copy exists, an accurate description thereof) listed on Schedule 2.19, in each case, as amended or otherwise modified and in effect.

2.19.2 Enforceability, etc. Each Contractual Obligation required to be disclosed on Schedule 2.7 (Debt), Schedule 2.12 (Real Property Leases), Schedule 2.14 (Intellectual Property), Schedule 2.17(a) (Employee Benefit Plans), Schedule 2.19 (Contracts), Schedule 2.21 (Customers and Suppliers) or Schedule 2.25 (Insurance) (each, a “Disclosed Contract”) is Enforceable (subject to the Enforceability Exceptions) against the Company and, to Sellers’ Knowledge, each other party to such Contractual Obligation, and is in full force and effect, and, except as set forth on Schedule 2.19.2, the Disclosed Contracts that have not expired in accordance with their respective terms will continue to be so Enforceable (subject to the Enforceability Exceptions) and in full force and effect upon the Closing, and the consummation of the Contemplated Transactions shall not result in any payment or payments being due from the Company to any Person following the consummation of the Contemplated Transactions.

2.19.3 Breach, etc. Except as disclosed on Schedule 2.19.3, neither the Company nor, to Sellers’ Knowledge, any other party to any Disclosed Contract is in material breach or violation of, or default under, or has repudiated any provision of, any Disclosed Contract (including all warranty obligations or otherwise), nor to Sellers’ Knowledge has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a material breach or violation of, or default under, any Disclosed Contract (including all warranty obligations or otherwise). Neither any Seller nor the Company has received written notice from any other party to any Disclosed Contract, or to Sellers’ Knowledge has any reason to believe, that such party intends to terminate such Disclosed Contract or materially alter the relationship of the parties under such Disclosed Contract. No party to any Disclosed Contract has given the Company or any Seller written notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof.

2.20 Affiliate Transactions. Except for the matters disclosed on Schedule 2.20, no Seller nor any Affiliate of any Seller is, directly or indirectly, an officer, director, employee, consultant, competitor, creditor, debtor, customer, distributor, supplier or vendor of, or is a party to any Contractual Obligation with, the Company. Except as disclosed on Schedule 2.20, no Seller nor any Affiliate of any Seller owns or has any ownership interest in any Asset used in, or necessary to, the Business. Except as disclosed on Schedule 2.20, no officer, director or employee of the Company is, directly or indirectly, a creditor, debtor, customer, distributor, supplier or vendor of, or is a party to any Contractual Obligation with, the Company.

2.21 Customers and Suppliers. Schedule 2.21 sets forth a true, correct and complete list of (a) the ten largest customers of the Company (measured by aggregate billings) for the fiscal year ended December 31, 2012 and for the five months ended May 31, 2013, and (b) the ten largest suppliers of materials, products or services to the Company (measured by the aggregate amount purchased by the Company) for the fiscal year ended December 31, 2012 and for the five months ended May 31, 2013. The relationships of the Company with the customers and suppliers required to be listed on Schedule 2.21 are good commercial working relationships, and none of such customers or suppliers has canceled, terminated or otherwise materially altered its relationship with the Company or notified the Company in writing of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter its relationship with the Company within the past 18 months.

2.22 Customer Warranties. There are no pending, nor to Sellers’ Knowledge, threatened, claims under or pursuant to any warranty, whether expressed or implied, on the Company’s Gaming Equipment or other products or services sold, leased or delivered by the Company prior to the Closing Date that are not disclosed or referred to in the Financials and that are not fully reserved against in the Company’s books and records in accordance with GAAP. Since January 1, 2010, the Company has not incurred any material warranty claims.

2.23 Employees.

2.23.1 All employees of the Company are, including job title, location and compensation, listed on Schedule 2.23. Except as set forth on Schedule 2.19, to Sellers’ Knowledge no present or past employee of the Company is bound by a non-competition agreement. Except as set forth on Schedule 2.23, the Company is not a party to any Contractual Obligation with any employee or former employee.

2.23.2 Except as disclosed on Schedule 2.23, there are no labor troubles (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to Sellers’ Knowledge, threatened between the Company, on the one hand, and its employees, on the other hand. Except as disclosed on Schedule 2.23, (a) no employee of the Company is represented by a labor union, association or representative body, (b) the Company is not a party to, or otherwise subject to, any collective bargaining agreement or other labor union, association or representative body Contractual Obligation, (c) during the past five years there have been no strikes, slowdowns, work stoppages, disputes, lockouts, or to Sellers’ Knowledge, threats thereof, by or with respect to any employees of the Company, (d) no petition has been filed or proceedings instituted by an employee or group of employees of the Company with any labor relations board seeking recognition of a bargaining representative and (e) there is no organizational effort currently being made or, to Sellers’ Knowledge, threatened by, or on behalf of, any labor union, association or representative body to organize employees of the Company and no demand for recognition of employees of the Company has been made by, or on behalf of, any labor union, association or representative body. The Company is not a party to, or otherwise bound by, any consent decree with, or citation or other Governmental Order relating to employees or employment practices. The Company is in material compliance with applicable Legal Requirements, Contractual Obligations, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of the Fair Labor Standards Act (“FLSA”) and the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), and all other notification and bargaining obligations arising under any collective bargaining agreement, by Legal Requirement or otherwise. The Company has not effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company without complying with all provisions of WARN, or implemented any early retirement, separation or window program within the past five years. No executive officer’s employment with the Company has been terminated for any reason within the past five years, nor has any such officer notified the Company of his or her intention to resign or retire as a result of the Contemplated Transactions or otherwise.

2.23.3 The Company is not delinquent in payments to any of its (a) employees for any wages, salaries, overtime pay, commissions, bonuses, benefits or other Compensation, or (b) consultants for payments for any services. None of the Company’s employment policies or practices is currently being audited or, to Sellers’ Knowledge, investigated by any Governmental Authority. There is no pending or, to Sellers’ Knowledge, threatened Action, unfair labor practice charge, or other charge or inquiry against the Company brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company’s employees, or other individual or any Governmental Authority with respect to employment practices brought by or before any Governmental Authority.

2.24 Litigation; Governmental Orders.

2.24.1 Litigation. Except as disclosed on Schedule 2.24.1, there is no Action to which the Company is a party (either as plaintiff or defendant) or to which its Assets are subject pending, or to Sellers’ Knowledge, threatened. There is no Action to which the Company or any Seller is a party (either as plaintiff or defendant) or to which its or such Seller’s assets are subject pending, or to Sellers’

Knowledge, threatened, which (a) in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or delay the consummation of, or otherwise relates to, this Agreement or the Contemplated Transactions, or (b) may result in any change in the current equity ownership of the Company. Neither the Company nor any Seller presently intends to initiate any Action (with respect to any Seller, related to the Business).

2.24.2 Governmental Orders. Except as disclosed on Schedule 2.24.2, no Governmental Order has been issued to which the Company, the Assets or the Business is subject.

2.25 Insurance. Schedule 2.25 sets forth a true, correct and complete list of insurance policies by which the Company or any of its Assets, employees, officers or directors or the Business are insured (the “Liability Policies”). The list includes for each Liability Policy the type of policy, policy number, name of insurer and expiration date. Sellers have made available in the Data Room true, correct and complete copies of all Liability Policies, in each case, as amended or otherwise modified and in effect. Schedule 2.25 describes any self-insurance arrangements affecting the Company. The Company has since January 1, 2012 maintained in full force and effect insurance with respect to the Assets and the Business in such amounts and against such losses and risks as is required under the terms of any applicable Real Property Leases or Contractual Obligation listed on Schedule 2.19.

2.26 Banking Facilities. Schedule 2.26 sets forth a true, correct and complete list of: (a) each bank, savings and loan or similar financial institution with which the Company has an account or safety deposit box or other arrangement, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by the Company thereat; (b) the names of all Persons authorized to draw on any such account or to have access to any such safety deposit box facility or such other arrangement; and (c) any outstanding powers of attorney executed by or on behalf of the Company in respect of any such account, safety deposit box or other arrangement.

2.27 Powers of Attorney. Except as set forth on Schedule 2.27, the Company has no general or special powers of attorney outstanding (whether as grantor or grantee thereof).

2.28 No Brokers. Except for Innovation and Wadley, the fees and expenses of which are to be paid pursuant to Section 1.6.2(b)(iv) and Section 1.6.2(b)(v), respectively, or to be paid solely by Sellers following Closing, neither the Company nor any Seller has Liability of any kind to, and is not subject to any claim of, any broker, finder or agent in connection with the Contemplated Transactions.

2.29 Disclosure. To Sellers’ Knowledge, none of the representations and warranties contained in this Section 2 and or in the Company Agreements contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements and information contained therein not misleading. There is no material fact that Sellers have not disclosed to Buyer which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.	REPRESENTATIONS AND WARRANTIES OF BUYER.

In order to induce Sellers and the Company to enter into and perform this Agreement and to consummate the Contemplated Transactions, Buyer hereby represents and warrants to Sellers and the Company as follows:

3.1 Organization. Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and to carry on its business as it is now being conducted.

3.2 Power and Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the Contemplated Transactions are within the power and authority of Buyer and have been duly authorized by all necessary action on the part of Buyer, and no other corporate or other action on the part of Buyer or any other Person is necessary to authorize the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Contemplated Transactions. This Agreement (a) has been duly executed and delivered by Buyer and (b) is a legal, valid and binding obligation of Buyer, Enforceable against Buyer in accordance with its terms (subject to the Enforceability Exceptions).

3.3 Authorization of Governmental Authorities. No action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority (including, without limitation, under any Gaming Laws) is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Buyer of this Agreement or (b) the consummation of the Contemplated Transactions by Buyer.

3.4 Noncontravention. Neither the execution, delivery and performance by Buyer of this Agreement nor the consummation of the Contemplated Transactions will:

(a) violate any provision of any Legal Requirement applicable to Buyer;

(b) result in a breach or violation of, or default under, or give rise to a right for any third-party to terminate or any prepayment penalty under any Contractual Obligation of Buyer;

(c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation; or

(d) result in a breach or violation of, or default under, Buyer’s Organizational Documents.

3.5 No Brokers. Buyer has no Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions.

3.6 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the 1933 Act) thereof. Buyer understands that the Shares have not been registered under the 1933 Act and cannot be sold unless subsequently registered under the 1933 Act or an exemption from such registration is available. Buyer understands that no public market now exists for the Shares, and that there are no assurances that a public market will ever exist for the Shares.

3.7 No Reliance. Buyer acknowledges that neither the Company nor either Seller has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its Subsidiaries, Sellers or their respective Affiliates or the Assets except as expressly set forth in this Agreement, and neither the Company nor either Seller shall have any liability to Buyer for its reliance on any information regarding the Company, its Subsidiaries, Sellers or their respective Affiliates and the Assets that is not contained in this Agreement.

4.	PRE-CLOSING COVENANTS.

4.1 Access and Investigation. Between the date of this Agreement and the Closing Date (the “Pre-Closing Period”), Sellers, the Company and the Company Subsidiaries will, and will cause each of their respective Representatives to, (a) afford Buyer and its Representatives, upon reasonable advance notice and during regular business hours, full and free access to the Company’s and the Company Subsidiaries’ personnel (including, for purposes of negotiating post-Closing employment and non-competition arrangements), properties, Contractual Obligations, customers, books and records (including all Tax records), and other documents and data, (b) furnish Buyer and its Representatives with and upload to the Data Room copies of all such Contractual Obligations, books and records, and other existing documents and data as Buyer and its Representatives may reasonably request, and (c) furnish Buyer and its Representatives with and upload to the Data Room such additional financial, operating, and other data and information as Buyer or its Representatives may reasonably request.

4.2 Confidentiality. Buyer and Sellers acknowledge and agree that the Confidentiality Agreement remains in full force and effect, and this Agreement, together with each other agreement and instrument delivered in connection with the Contemplated Transactions, shall be deemed “Confidential Information” as defined by the Confidentiality Agreement.

4.3 Operation of the Company and the Business.

4.3.1 Ordinary Course. Except as expressly consented to in writing by Buyer or as contemplated hereby, during the Pre-Closing Period the Company shall and Sellers shall cause the Company and the Company Subsidiaries to act and carry on the Business solely in the Ordinary Course of Business, maintain and preserve the Company’s and the Company Subsidiaries’ respective business organization, Assets, Governmental Authorizations and properties, and use their respective commercially reasonable efforts to preserve the Company’s and the Company Subsidiaries’ respective business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with any of them, continue to perform under all Disclosed Contracts, maintain all Insurance Policies set forth on Schedule 2.25 and keep available the services of their respective present officers, employees and consultants.

4.3.2 Negative Covenants. Without limiting the generality of the foregoing, except (i) as expressly consented to in writing by Buyer, (ii) as contemplated by this Agreement or (iii) in the Ordinary Course of Business, during the Pre-Closing Period:

(a) the Company and the Company Subsidiaries shall not directly or indirectly do any of the following:

(i) except for the (x) Phone Card Business Dividend, (y) the Equalizing Dividend and (z) cash dividends paid to Sellers in respect of their respective Shares in an aggregate amount not to exceed $66,666.67 per month, declare, set aside or pay any distributions or dividends, split, combine or reclassify any Equity Securities or issue or authorize the issuance of any other Equity Securities in respect of, in lieu of or in substitution for its Equity Securities or Debt; or purchase, redeem or otherwise acquire any Equity Securities;

(ii) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any Equity Securities or Debt (other than in connection with Qualified Financing);

(iii) amend or adopt any amendments to the Company’s or any Company Subsidiary’s Organizational Documents;

(iv) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any Person or division thereof, or any assets that are material, in the aggregate, to the Company or any Company Subsidiary;

(v) sell, lease, license, pledge, or otherwise dispose of or otherwise encumber or subject (or allow to become subject) to any Encumbrance (other than a Permitted Encumbrance) any of its material properties or Assets, including any capital asset or related capital assets with a fair market value in excess of fifty thousand dollars ($50,000);

(vi) modify or amend any Disclosed Contract, enter into any Contractual Obligation that would be a Disclosed Contract or waive, release or assign any rights or claims under any such Disclosed Contract or Contractual Obligation;

(vii) (A) incur any Debt in an aggregate principal amount not to exceed $50,000, (B) issue, sell or amend any Debt, (C) Guarantee or otherwise become Liable for any Debt of another Person, (D) make any material loans, advances or capital contributions to, or Investment in, any other Person, (E) modify or cancel any material third-party Debt owed to the Company, or (F) enter into any arrangement having the economic effect of the foregoing (other than, in the case of each of the preceding clauses (A) and (B), in connection with Qualified Financing);

(viii) make any capital expenditures that, when added to all other capital expenditures made by or on behalf of the Company following the date hereof, exceed Fifty Thousand Dollars ($50,000) in the aggregate;

(ix) except as required to comply with applicable Laws or the terms of any Employee Plan, (A) adopt, enter into, terminate or amend any Employee Plan, (B) increase the Compensation or fringe benefits of, or pay any bonus not required by an existing plan, arrangement or agreement to, any manager, officer or employee of the Company, (C) grant any Equity Securities, or (D) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Employee Plan;

(x) except as required to comply with applicable Tax Laws, make, revoke, amend or change any election in respect of Taxes, file any amendment to a Tax Return, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xi) threaten, commence, pay, discharge, settle or satisfy any Action;

(xii) terminate or fail to renew any Governmental Authorization that is required for continued operations;

(xiii) enter into, amend or modify any collective bargaining agreement or union contract with any labor organization or union or waive, release or assign any rights or claims under any such agreement or contract;

(xiv) accelerate or defer any material obligation or payment by or to the Company or any Company Subsidiary, or not pay any accounts payable or other obligation of the Company or any Company Subsidiary when due, unless contested in good faith;

(xv) fail to maintain insurance at levels at least comparable to current levels;

(xvi) discontinue any line of business or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization;

(xvii) take any action that would (A) result in a representation or warranty of Sellers and/or the Company becoming untrue, (B) result in any of the conditions set forth in Section 6 or Section 7 not being satisfied, or (C) otherwise prevent or materially delay or materially impair its ability to consummate the Contemplated Transactions on the terms contemplated by this Agreement;

(xviii) at any time within the 90-day period prior to the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN or any similar state Law, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Company Subsidiary;

(xix) make any change to its accounting methods, principles or practices (including with respect to Taxes) or to the Financials or to the working capital policies applicable to the Company or any Company Subsidiary, except as required by GAAP;

(xx) except for entering into any non-exclusive license agreements in the Ordinary Course of Business, transfer or grant to any third party any rights with respect to any Intellectual Property;

(xxi) form any Subsidiary or acquire any Equity Security of any Person;

(xxii) write off as uncollectible, or establish any extraordinary reserve with respect to any billed or unbilled Account Receivable or other Debt outside existing reserves; or

(xxiii) authorize or enter into an agreement to do anything prohibited by the foregoing; and

(b) no Seller shall directly or indirectly do any of the following:

(i) sell, lease, pledge, or otherwise transfer, dispose of or otherwise encumber or subject (or allow to become subject) to any Encumbrance any Shares (other than Encumbrances granted to Amaya or an Affiliate thereof in connection with Debt incurred by the Company under the Equipment Placement Draw Down Facility);

(ii) take any action that would (A) result in a representation or warranty of Sellers and/or the Company becoming untrue, (B) result in any of the conditions set forth in Section 6 or Section 7 not being satisfied, or (C) otherwise prevent or materially delay or materially impair its ability to consummate the Contemplated Transactions on the terms contemplated by this Agreement; or

(iii) authorize or enter into an agreement to do anything prohibited by the foregoing.

4.4 Commercially Reasonable Efforts; Notification.

4.4.1 Upon the terms and subject to the conditions set forth in this Agreement, except as otherwise provided in this Section 4.4, each of Sellers, the Company and Buyer agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including, without limitation, (i) preparing and filing of all forms, registrations and notices required to be filed under applicable Law, obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities and as may be required pursuant to applicable Gaming Laws) and the taking of all reasonable steps as may be necessary to obtain any required approval, consent or waiver from, to provide notice to, or to avoid an Action by, any Governmental Authority, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending of any Actions challenging this Agreement or the consummation of the Contemplated Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Contemplated Transactions. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Buyer be obligated to, and the Company shall not without the prior written consent of Buyer, agree or proffer to divest or hold separate, or enter into any licensing, business restriction or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Buyer, its Affiliates or the Company, in each case in response to a request by or discussion with a Governmental Authority in order to address any regulatory issues associated with or arising from the Contemplated Transactions, nor shall Buyer be obligated to (i) consent to any change in the terms of any agreement or arrangement which Buyer in its reasonable discretion deems materially adverse to the interests of Buyer or the Company, or (ii) incur any material expenses (except as expressly contemplated by this Agreement), or agree to materially limit the conduct of its (or any of its Subsidiaries’ or Affiliates’, or the Company’s) business or divest itself (or any of its Subsidiaries or Affiliates, or the Company) of any assets or properties. Buyer agrees to use commercially reasonable efforts to prepare and file, on or prior to the sixtieth (60th) day after the date of this Agreement. those forms, applications, notices or registrations that are required for Buyer to initiate the processes required to obtain the Key Gaming Approvals.

4.5 Acquisition Proposals.

4.5.1 The Company and Sellers shall not, nor shall they permit or authorize any of their respective Representatives to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing confidential information) any inquiries or the making of any proposal or offer, with respect to (i) any merger, reorganization, share exchange, business combination, recapitalization, consolidation, liquidation, dissolution or similar transaction involving the Company, (ii) any sale, lease, exchange, mortgage, pledge, transfer or purchase of a significant portion of the Assets or any Asset material to the Business (other than the sale of Inventory in the Ordinary Course of Business) or Equity Securities of the Company, (iii) any purchase or sale of, or tender offer or exchange offer for Shares or any other Equity Securities of the Company (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company and Sellers shall not, nor shall they permit or authorize any of their respective Representatives to, directly or indirectly, (a) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or conversations with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement or accept an Acquisition Proposal, or (b) enter into any letter of intent or similar document contemplating, or enter into any agreement with respect to, an Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this paragraph by any Representative acting on behalf of the Company and/or any Seller shall be deemed a breach of this Section 4.5 by the Company and the Sellers.

4.5.2 The Company and Sellers will promptly (and in any event within two (2) Business Days) notify Buyer in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company, any Seller or any of their respective Representatives with respect to any Acquisition Proposal, and the Company and Sellers will promptly communicate to Buyer the terms of any proposal, discussion, negotiation or inquiry which it or they may receive (including a copy of any such proposal) and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation.

4.5.3 The Company and Sellers will, and will cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person(s) conducted heretofore with respect to any Acquisition Proposal. In addition, the Company shall promptly request that each Person who has heretofore received information in connection with such Person’s consideration of an Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any Seller. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party. The Company and Sellers agree that they will take the necessary steps to promptly inform their respective Representatives of the obligations undertaken by the Company and Sellers in this Section 4.5.

4.6 Bank Accounts; Powers of Attorney. As of the Closing, at Buyer’s request, Sellers and the Company shall cause Buyer’s designees to be added, and the Company’s respective designees to be removed, as signatories with respect to each of the Company’s bank accounts and to terminate any powers of attorney in respect of such accounts, in each case, to become effective upon the consummation of the Contemplated Transactions.

4.7 Notice and Cure. During the Pre-Closing Period, the Company and Sellers will notify Buyer in writing (where appropriate and only with respect to matters occurring after the date hereof, through updates to the Disclosure Schedules) of, and contemporaneously will provide Buyer with and upload to the Data Room true, correct and complete copies of any and all information or documents relating to, and will cure before the Closing, any event, transaction or circumstance, that existed or occurred on, prior to or after the date of this Agreement, as soon as practicable after it becomes known to the Company or any Seller, that causes or will cause any representation, warranty, covenant or agreement of the Company and/or Sellers under this Agreement to be breached, that renders or will render untrue any representation or warranty of the Company and/or Sellers contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance, or that make the timely satisfaction of any condition to Closing impossible or unlikely. No notice (or updates to Disclosure Schedules) given pursuant to this Section 4.7 shall have any effect on the representations, warranties or agreements contained in this Agreement for purposes of determining satisfaction of any condition, whether a breach or default has occurred, or the termination or indemnification rights of the parties provided by this Agreement or otherwise.

4.8 Consultation. During the Pre-Closing Period, subject to compliance with applicable Law, the Company will consult with management of Buyer with a view to informing them as to the operation and management of the Company.

4.9 Interim Financial Statements. During the Pre-Closing Period, Sellers and the Company shall provide Buyer, within 10 days after the end of each calendar month, the unaudited balance sheet, income statement and statement of cash flows as of the end of, or for, such month as applicable, for the

Company, and (ii) within 10 days after the end of each fiscal quarter, the unaudited balance sheet and the unaudited statements of income and of cash flow for such fiscal quarter for the Company (in each case of clauses (i) and (ii) prepared in accordance with GAAP and consistent with the preparation of the Financial Statements). Upon delivery of the foregoing financial statements to Buyer, the representation set forth in Section 2.6 shall be deemed to have been made as to such financial statements as of the date of this Agreement.

4.10 Termination of Phantom Stock Plan. Prior to the Closing Date, the Company shall, and Sellers shall cause the Company and its board of directors to, take all necessary action to effectuate the termination of all phantom stock awards (“Phantom Stock Awards”) outstanding under that certain Diamond Game Enterprises, Inc. Phantom Stock Plan (the “Phantom Stock Plan”), whether or not such Phantom Stock Awards are exercisable and whether or not vested (including any portion that may become vested or exercisable as a result of the Contemplated Transactions), and, following such termination, the holders of such Phantom Stock Awards shall no longer have any right with respect thereto. Prior to the Closing Date, the Company shall, and Sellers shall cause the Company and its board of directors to, take all actions necessary to terminate the Phantom Stock Plan, effective as of the Closing Date, such that, on the Closing Date, the Phantom Stock Plan shall terminate in full, and shall no longer have any force or effect.

4.11 Termination of Breslo Incentive Plan; Payment of Liability Thereunder. Prior to the Closing Date, the Company shall, and Sellers shall cause the Company and its board of directors to, take all necessary action to effectuate the termination of the Breslo Incentive Plan, effective as of the Closing Date, such that, on the Closing Date, the Breslo Incentive Plan shall terminate in full and shall no longer have any force or effect. Sellers agree that all amounts owing to Bill Breslo under the Breslo Incentive Plan (the “Breslo Incentive Payment”) shall be advanced by Buyer to the Company such that the Company shall pay the Breslo Incentive Payment less any applicable withholding Tax directly to Bill Breslo at Closing out of the Closing Date Purchase Price otherwise payable to Sellers, ratably as set forth on Schedule 1.2, and Sellers hereby authorize Buyer and the Company to make such advance and payment, respectively, on the Closing Date. Sellers shall obtain from Bill Breslo a complete and unconditional release of the Company, in form and substance reasonably satisfactory to Buyer, executed by Bill Breslo in favor of the Company, in respect of any and all claims or Liabilities arising out of, or related to, the Breslo Incentive Plan (the “Breslo Incentive Plan Release”).

4.12 Termination of Breslo Employment Agreement. Effective at Closing, that certain employment agreement, dated as of December 31, 2004, by and between Breslo and the Company, shall terminate and shall be of no further force or effect. For the avoidance of doubt, following Closing, other than any accrued and unpaid salary due thereunder, Breslo shall not be entitled to any other payments pursuant to the terms of such agreement.

4.13 Withdrawal of Licensing. Promptly following Buyer’s written request, the Company shall, and Sellers shall cause the Company to, withdraw all or a portion of its operations and relinquish or surrender any approval, license or Permit, all as may be required by Buyer in such written request, from any jurisdiction from which approval or consent would be required to consummate the Contemplated Transactions, and which consent is set forth on Schedule 2.4 or Schedule 6.10 (the “Withdrawn Consents”); provided, however, that the Company’s and Sellers’ obligation to comply with the preceding sentence shall be subject to the prior satisfaction or waiver of all conditions to Closing contained in Section 6 (other than delivery of items to be delivered at the Closing, satisfaction of those conditions that by their nature are to be satisfied at the Closing and the receipt of the Withdrawn Consents, which would otherwise be required to satisfy the condition contained in Section 6.9 or Section 6.10).

4.14 Distribution of Phone Card Business Assets and Liabilities; Payment of Equalizing Dividend. Immediately prior to Closing, the Company shall declare and pay a dividend to Sellers in respect of their respective Shares, which dividend shall, in respect of the dividend payable to Johnson, comprise all of the Phone Card Business Assets and Liabilities (the “Phone Card Business Dividend”) and, in respect of the dividend payable to Breslo, comprise cash in an amount not to exceed $150,000, which amount will equal 33% of the net amount of the Phone Card Business Dividend (the “Equalizing Dividend”). Sellers acknowledge and agree that the Company’s distribution of the Phone Card Business Dividend and the Equalizing Dividend, taken together, is a pro rata distribution to the Sellers in respect of their respective Shares.

4.15 Canadian Acquisition. Notwithstanding anything to the contrary contained herein, at Closing, Amaya may elect to cause a direct or indirect Canadian Subsidiary of Amaya (the “Canadian Affiliate”) to acquire from the Company all of the issued and outstanding common shares, no par value, of Diamond Game Enterprises Canada ULC (the “Canadian Shares”), a company formed under the British Columbia Business Corporations Act and which is a wholly owned subsidiary of the Company (the “Canadian Direct Purchase Election”); provided, however, that if Amaya effects the Canadian Direct Purchase Election and the aggregate Tax Liability of the Company and the Sellers resulting from the Contemplated Transactions is greater than would have otherwise been the case if Amaya had not effected the Canadian Direct Purchase Election (such difference, the “Excess”), then Buyer shall indemnify Sellers for the Excess pursuant to Section 9.2.3. If Amaya elects to effect the Canadian Direct Purchase Election by delivering written notice thereof to the Sellers’ Representative, then, at Closing, the Company agrees to sell, transfer and deliver to the Canadian Affiliate, and the Canadian Affiliate will purchase from the Company, the Canadian Shares, free and clear of any and all Encumbrances, other than restrictions on the transfer of securities arising under federal and state securities Laws and Encumbrances created by Buyer. The parties acknowledge and agree that the value of, and the consideration for, the Canadian Shares is subsumed in the Purchase Price. The parties shall agree in writing to the allocation of the Purchase Price among the Shares and the Canadian Shares on or prior to the Closing Date. The parties further agree to execute and file all of their respective Tax Returns and prepare all of their respective financial statements and other instruments in a manner consistent with such allocation.

5.	POST-CLOSING COVENANTS.

5.1 Confidentiality.

5.1.1 Each Seller acknowledges that the success of the Company after the Closing Date depends upon the continued preservation of the confidentiality of certain information possessed by such Seller, that the preservation of the confidentiality of such information by such Seller is an essential premise of the bargain between such Seller and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 5.1.1. Accordingly, each Seller hereby agrees with Buyer that such Seller and its Representatives will not, and that such Seller will cause its Affiliates not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Buyer, disclose or use, any confidential or proprietary information involving or relating to the Business or the Company, including, but not limited to, (1) customer and supplier information, including lists of names and addresses of customers and suppliers of the Company or its Affiliates, (2) business plans and strategies, compensation plans, compensation information, sales plans and strategies, pricing and other terms applicable to transactions between existing and prospective customers, suppliers or business associates, (3) market research and databases, sources of leads and methods of obtaining new business, and methods of purchasing, marketing, selling, performing and pricing products and services employed by the Company, (4) information concerning the configuration and architecture, technical data, networks, methods, practices, standards and capacities of the Company’s information systems, Company Software and Company Technology, (5) information identified as confidential and/or proprietary in internal documents of the Company and (6) all information that would be a trade secret under any applicable Law; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 5.1.1 will not prohibit any retention of copies of records or disclosure (a) required by any applicable Legal Requirement so long as reasonable prior notice is given to Buyer of such retention and disclosure and a reasonable opportunity is afforded to Buyer to contest the same or (b) made in connection with the enforcement of any right or remedy relating to, or the performance of any obligation arising under, this Agreement or the Contemplated Transactions.

5.1.2 Prior to and following the Closing Date, each Seller hereby agrees that such Seller will, and that such Seller will cause its Affiliates and Representatives to, hold in strict confidence all, and not divulge or disclose, or buy or sell any Buyer securities while in possession of, any material non-public information of any kind concerning Buyer and its direct and indirect Subsidiaries, taken and a whole.

5.2 Restrictive Covenants.

5.2.1 Noncompetition. Each Seller on his or its own behalf and on behalf of each of his or its Affiliates, covenants that from the Closing Date through the three (3)-year anniversary of the Closing Date (the “Restricted Period”), neither he or it nor his or its Affiliates will for his, its or their own account or jointly with another, directly or indirectly, for or on behalf of any Person, as principal, agent or otherwise:

(a) (A) own, manage or control, or become engaged or serve as a shareholder, bondholder, creditor, officer, director, partner, member, employee, agent, consultant, advisor, contractor with, employer or representative of, or in any similar capacity, or (B) give financial, technical or other assistance to, otherwise invest or have a financial interest in, or in exchange for compensation otherwise associate with any Person, business or enterprise that competes directly or indirectly with the Company or the Business (a “Competitive Business”) anywhere within North America (the “Territory”); provided, however, that each Seller and its Affiliates may passively hold up to two percent (2%) of the outstanding publicly traded securities of a Person engaged in a Competitive Business for investment purposes only;

(b) recruit, induce, solicit for employment, or employ, or in any manner attempt to recruit, induce, solicit or employ, any person employed by the Company as of the Closing Date, whether or not such employment is pursuant to a written contract and whether or not such employment is at will;

(c) solicit, contact or deal with: (i) any Person that is at such time, or at any time during the two (2)-year period preceding the Closing Date was, a customer, supplier or business associate of the Company, or (ii) any Person from whom the Company solicited business or with whom the Company discussed a potential business relationship at any time during the two (2)-year period preceding the Closing Date, in each case, for the purpose of offering or providing services or products which are competitive with services or products provided by the Company;

(d) cause or seek to cause to be terminated or adversely affected, any agreement or arrangement of any kind to which the Company is a party or from which it benefits; or

(e) seek to interfere with or adversely affect the ongoing relationships between the Company, on the one hand, and its suppliers, customers and professional and business contacts, on the other.

Notwithstanding anything to the contrary contained in this Section 5.2.1, if, on or prior to the thirtieth (30th) day immediately following the Closing Date, Breslo shall not have entered into a definitive employment or consulting agreement with Amaya, the Company or any of their respective Affiliates, then, solely with respect to Breslo: (i) with respect to Section 5.2.1(a), the Restricted Period shall be deemed to be the period commencing on the Closing Date and ending on the six (6)-month anniversary of the Closing Date (the “Limited Restricted Period”); (ii) following the Limited Restricted Period, Section 5.2.1(b) shall not prohibit generalized solicitations for employment that are not directed to any person employed by the Company as of the Closing Date, which are made by or on behalf of a third Person that is not an Affiliate of Breslo, and by which Person Breslo is then employed (an “Unaffiliated Breslo Employer”), nor, in such circumstances, shall Section 5.2.1(b) prohibit the hiring by such Unaffiliated Breslo Employer of any such persons who respond to such generalized solicitations; and (iii) following the Limited Restricted Period, Section 5.2.1(c) shall not prohibit any solicitation, contact or dealing otherwise prohibited by Section 5.2.1(c) if Breslo is, at the time of any such solicitation, contact or dealing, employed by an Unaffiliated Breslo Employer and any such solicitation, contact or dealing is made for or on behalf of such Unaffiliated Breslo Employer.

5.2.2 Acknowledgement. Each Seller acknowledges that the Company conducts business throughout the Territory. Accordingly, each Seller agrees that the Territory is reasonable to protect the legitimate business interests of Buyer. Each Seller agrees that any reduction to the Territory would seriously undermine the efficacy of this Section 5.2 and the protections that it is intended to provide. Each Seller acknowledges and agrees that the covenants contained in this Section 5.2 are essential elements of this Agreement and that but for these covenants Buyer would not have agreed to purchase the Shares. Each Seller further expressly agrees and acknowledges that (a) the confidentiality, nonsolicitation and non-competition covenants contained in this Agreement (i) are reasonable and necessary for the protection of Buyer with respect to the covenants’ respective stated purposes, time, scope and geographic area; (ii) are necessary for the protection of Buyer’s legitimate business interests, including the trade secrets, goodwill, and relationships with customers and suppliers purchased by Buyer pursuant to this Agreement; (iii) have been granted to maintain or preserve the value of the Shares acquired by the Buyer hereunder; and (iv) are not unduly restrictive of any rights of Sellers; and (b) each Seller has sufficient employment alternatives and sufficient assets, taking into account the Purchase Price received and to be received by such Seller, such that such Seller does not have to compete with the Company or impermissibly use the Company’s confidential, proprietary, trade secret information described in this Agreement during the term of this Section 5.2 in order to earn a living. The existence of any claim or cause of action against Buyer by any Seller, whether predicated on Buyer’s breach of this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of the covenants contained in this Section 5.2.

5.2.3 Injunction. Sellers agree that a violation of the terms, provisions, covered obligations, duties and conditions described in this Agreement will cause irreparable damage to Buyer for which money damages or other legal remedies would not be an adequate remedy. Accordingly, Sellers acknowledge and hereby agree that in the event of any breach or threatened breach by any Seller of any of such Seller’s covenants or obligations set forth in this Section 5.2, Buyer shall be entitled, in any court in the United States or otherwise having jurisdiction, to an injunction or injunctions, without the posting of any bond, to prevent or restrain breaches or threatened breaches of this Section 5.2, and to specifically enforce the terms and provisions of this Section 5.2 to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of this Section 5.2. Each Seller hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Section 5.2, and to specifically enforce the terms and provisions of this Section 5.2 to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of each Seller under this Section 5.2. Sellers further agree that (x) by seeking the remedies provided for in this Section 5.2.3, Buyer shall not in any respect waive its right to seek any other form of relief that may be available under this Agreement (including monetary damages), and (y) nothing set forth in this Section 5.2.3 shall require Buyer to institute any Action for (or limit Buyer’s right to institute any Action for) specific performance under this Section 5.2.3 prior or as a condition to exercising any rights under Section 9 or otherwise, nor shall the commencement of any Action pursuant to this Section 5.2.3 or anything set forth in this Section 5.2.3 restrict or limit any party’s right to pursue any other remedies under this Agreement that may be available to Buyer thereafter.

5.2.4 Severability. In the event that any provision of this Section 5 shall be held to be invalid or unenforceable for any reason whatsoever, such invalidity or unenforceability shall not affect any other provision of this Agreement, and the remaining provisions hereof shall remain in full force and effect, to the extent permitted by Law, and any court of competent jurisdiction may so modify the objectionable provision as to make it valid, reasonable and enforceable. All parties hereto hereby agree that each and every restrictive covenant as set forth in Section 5.1 and Section 5.2 is a separate and distinct restrictive covenant, designated to operate under different factual circumstances, and that the invalidity of one of said covenants shall not affect the validity and/or enforceability of the other covenants.

5.2.5 Allocation of Purchase Price Has No Effect. The parties acknowledge and agree that no portion of the Purchase Price payable to Sellers is attributable to the covenants set forth in this Section 5.2, which have been granted to maintain the fair market value of the Shares. Notwithstanding the foregoing, each Seller acknowledges that Buyer would not have entered into the Contemplated Transactions without the covenants set forth in Section 5.2; and if any covenant set forth in this Section 5.2 is breached by any Seller, each Seller acknowledges and agrees that the fact that no portion of the Purchase Price is attributable to these non-competition covenants shall not be deemed to be a measure of the damages that would result from such a breach, and each Seller agrees that at no time shall he or it argue or in any way assert in any Action that such consideration is a measure of the damages resulting from such breach.

6.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE.

Buyer’s obligation to purchase the Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

6.1 Accuracy of Representations and Warranties. The representations and warranties of Sellers and the Company contained in this Agreement that are qualified by a reference to materiality, a Material Adverse Effect or any similar qualifier (any such qualification referred to herein as a “Materiality Qualifier”) shall be true and correct in all respects as written (including the Materiality Qualifier) when made and (without giving effect to any schedule updates permitted under Section 4.7) on and as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that are qualified by a reference to a Materiality Qualifier which address matters only as of a certain date, which shall have been true and correct as written (including the Materiality Qualifier) as of such certain date) and the representations and warranties of Sellers and the Company set forth in this Agreement that are not qualified by a Materiality Qualifier shall be true and correct in all material respects when made and (without giving effect to any schedule updates permitted under Section 4.7) on and as of the Closing Date as if made on and as of such time (except for those representations and warranties that are not so qualified and relate to a particular date, which representations and warranties shall be true and correct in all material respects as of such date).

6.2 Sellers’ and the Company’s Performance.

6.2.1 Covenants. All of the covenants and obligations that Sellers and/or the Company are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects.

6.2.2 Documents. Each document required to be delivered by Sellers pursuant to Section 1.6.2(a) must have been delivered.

6.3 No Actions. Since the date of this Agreement, there must not have been commenced or threatened against Buyer, the Company or Sellers or against any Person affiliated with Buyer, the Company or Sellers, any Action (a) involving any challenge to, or seeking material damages or other material relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, restraining, making illegal, or otherwise materially interfering with any of the Contemplated Transactions.

6.4 No Claim Regarding Shares or Sale Proceeds. There must not have been made or threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Shares or any other Equity Securities of the Company, or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

6.5 No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered into any Law or Governmental Order and no other legal or regulatory restraint or prohibition shall be in effect, in either case, which has the effect of making the Contemplated Transactions illegal or that otherwise prohibits or requires the payment of any damages as a result of the Contemplated Transactions, and no Action in which any of the foregoing is sought shall be pending.

6.6 No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

6.7 Third-Party Consents. The Company shall have received and delivered to Buyer the third-party consents listed on Schedule 2.5.

6.8 Withdrawals. Any withdrawal required pursuant to Section 4.13 shall have been effected.

6.9 Gaming Approvals. Buyer shall have received all Gaming Approvals listed on Schedule 2.4, except with respect to any Withdrawn Consents.

6.10 Key Gaming Approvals. Buyer shall have received the Gaming Approvals listed on Schedule 6.10 (the “Key Gaming Approvals”), except with respect to any Withdrawn Consents.

6.11 Payment of Dividends. The Company shall have declared and paid the Phone Card Business Dividend and the Equalizing Dividend.

7.	CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE.

Sellers’ obligations to sell the Shares and to take the other actions required to be taken by Sellers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers’ Representative, in whole or in part):

7.1 Accuracy of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement that are qualified by a reference to a Materiality Qualifier shall be true and correct in all respects when made as written (including the Materiality Qualifier) and (without giving effect to any schedule updates) on and as of the Closing as if made at and as of the Closing (other than representations and warranties that are qualified by a reference to a Materiality Qualifier which address matters only as of a certain date, which shall have been true and correct as written (including the Materiality Qualifier) as of such certain date), and the representations and warranties of Buyer set forth in this Agreement that are not qualified by a Materiality Qualifier shall be true and correct in all material respects when made and (without giving effect to any schedule updates) on and as of the Closing Date as if made on and as of such time (except for those representations and warranties that are not so qualified and relate to a particular date, which representations and warranties shall be true and correct in all material respects as of such date).

7.2 Buyer’s Performance.

7.2.1 Covenants. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects.

7.2.2 Documents. Buyer must have delivered each of the documents required to be delivered by Buyer pursuant to Section 1.6.2(b) and must be prepared to make the cash payments required to be made by Buyer pursuant hereto.

7.3 No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered into any Law or Governmental Order and no other legal or regulatory restraint or prohibition shall be in effect, in either case, which has the effect of making the Contemplated Transactions illegal or that otherwise prohibits or requires the payment of any damages as a result of the Contemplated Transactions, and no Action in which any of the foregoing is sought shall be pending.

7.4 No Actions. Since the date of this Agreement, there must not have been commenced or threatened against Buyer, the Company or Sellers or against any Person affiliated with Buyer, the Company or Sellers, any Action (a) involving any challenge to, or seeking material damages or other material relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, restraining, making illegal, or otherwise materially interfering with any of the Contemplated Transactions.

8.	TERMINATION.

8.1 Termination Events. This Agreement may, by written notice given prior to or at the Closing, be terminated:

8.1.1 By mutual written consent of Buyer and Sellers’ Representative;

8.1.2 on or after December 31, 2013, by either Sellers’ Representative or Buyer if the Closing has not occurred on or before such date; provided, that the terminating party shall give the other party not less than two (2) Business Days’ notice of its intent to terminate this Agreement pursuant to this Section 8.1.2 and within such two (2) Business Day period will discuss with the other party or parties the basis upon which such notice was given and shall explore possible alternatives; provided, however, that the decision to terminate shall rest solely in the discretion of the notifying party; and provided, further that (i) the right to terminate this Agreement pursuant to this Section 8.1.2 shall not be available to a party that is then in breach in any material respect of any representation, warranty, covenant, agreement or obligation contained in this Agreement and (ii) Sellers’ Representative’s right to terminate this Agreement pursuant to this Section 8.1.2 shall not be available if Closing shall not have occurred on or prior to November 30, 2013 solely because the condition contained in Section 6.10 shall not have been satisfied or waived on or prior to such date, except that Sellers’ Representative may terminate this Agreement pursuant to this Section 8.1.2 (subject to the proviso set forth in the immediately preceding clause (i)) if (y) Closing shall not have occurred on or prior to February 28, 2014 or (z) a Gaming Authority shall have determined, in a writing delivered to Buyer, not to issue a Key Gaming Approval to Buyer, and on or prior to the fifth (5th) Business Day following Buyer’s receipt of such determination, Buyer shall not have delivered to Sellers’ Representatives a request for a Withdrawn Consent with respect to such Key Gaming Approval (provided, that, Sellers’ Representative may not terminate this Agreement pursuant to this clause (z) if Buyer uses its commercially reasonable efforts to challenge such determination, unless and until such time as such determination is subsequently upheld pursuant to the entry of a final, binding and non-appealable order issued, made or rendered by a court of competent jurisdiction);

8.1.3 by Sellers’ Representative, upon written notice, if (i) one or more of the representations and warranties of Buyer shall have become untrue such that the condition set forth in Section 7.1 would not be satisfied, (ii) Buyer shall have breached any agreement, obligation or covenant such that the condition set forth in Section 7.2 would not be satisfied, or (iii) all of the conditions set forth in Section 6 are satisfied (excluding conditions that, by their terms, cannot be satisfied until the Closing, but which would be reasonably capable of being satisfied at Closing) and Buyer fails to satisfy its obligations to be carried out at Closing under Section 1; provided, that in the case of (i) or (ii) if the inaccuracy in Buyer’s representations and warranties or the breach of Buyer’s agreement, obligation or covenant is curable through the exercise of Buyer’s commercially reasonable efforts, then Sellers’ Representative may not terminate this Agreement for thirty (30) days after Sellers’ Representative shall have given written notice of such inaccuracy or breach to Buyer (so long as Buyer continues to use commercially reasonable efforts to cure the inaccuracy or breach during such period), it being understood that Sellers’ Representative may not terminate this Agreement if Buyer cures such inaccuracy or breach within such thirty (30) day period;

8.1.4 by Buyer, upon written notice to Sellers’ Representative, if (i) one or more of the representations and warranties of Sellers and/or the Company shall have become untrue such that the condition set forth in Section 6.1 would not be satisfied, (ii) Sellers or the Company shall have breached any agreement, obligation or covenant such that the condition set forth in Section 6.2 would not be satisfied, or (iii) all of the conditions set forth in Section 7 are satisfied (excluding conditions that, by their terms, cannot be satisfied until the Closing, but which would be reasonably capable of being satisfied at Closing) and Sellers and the Company fail to satisfy all of their obligations to be carried out at Closing under Section 1; or

8.1.5 by Buyer or Sellers if there shall be any Legal Requirement that makes consummation of the purchase of the Shares illegal or otherwise prohibited, or if any Governmental Order enjoining Buyer or Sellers from consummating the purchase of the Shares is entered and such order shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this provision shall have used all commercially reasonable efforts to remove or vacate such order.

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become void and of no further force and effect, except for the provisions of this Section 8.2, Section 11 and Section 12, which shall survive such termination; provided, however, that nothing herein shall relieve any party from Liability for any breach of any representation, warranty, covenant or agreement contained in this Agreement.

9.	INDEMNIFICATION.

9.1 Indemnification by Sellers. Subject to the limitations set forth in this Section 9, from and after Closing, Sellers, jointly and severally, will indemnify and hold harmless Buyer and each of its Affiliates (including, following the Closing, the Company), and the Representatives and Affiliates of each of the foregoing Persons (each, a “Buyer Indemnified Person”), from, against and in respect of any and all Losses, whether or not involving a Third Party Claim, incurred or suffered by Buyer Indemnified Persons or any of them as a result of, arising out of or directly or indirectly relating to:

9.1.1 any breach of, or inaccuracy in, any representation or warranty made by Sellers and/or the Company in Section 2 or in any certificate delivered by the Company or Sellers at Closing or any other Company Agreement; or

9.1.2 any breach or violation of any covenant or agreement of Sellers and/or the Company to the extent required to be performed or complied with by Sellers (including under this Section 9) or the Company in or pursuant to this Agreement; provided that with respect to the Company, only to the extent required to be performed or complied with by the Company at or prior to Closing.

9.1.3 Sellers shall not be liable for the indemnification obligations pursuant to Section 9.1.1 or Section 10.3.1(c) until the aggregate amount of Losses with respect to matters referred to in Section 9.1.1 and Section 10.3.1(c) exceeds One Hundred Fifty Thousand Dollars ($150,000) (the “Deductible”), after which Sellers will be jointly and severally responsible for all Losses in excess of the Deductible up to a maximum aggregate amount of Losses equal to Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) (the “Liability Cap”). Notwithstanding anything herein to the contrary, neither the Deductible nor the Liability Cap will apply (i) in the case of fraud, intentional misrepresentation or willful misconduct, (ii) with respect to any breach of Sections 2.1 (Organization and Predecessors), 2.2 (Capitalization and Title), 2.3 (Power and Authorization), 2.5(d) (Noncontravention), 2.10.1 (Ownership of Assets), 2.10.3 (Phone Card Business Assets and Liabilities), 2.17 (Employee Benefit Plans) or 2.28 (No Brokers), (iii) with respect to Sellers’ indemnification obligations pursuant to Section 9.1.2 or (iv) with respect to Sellers’ indemnification obligations pursuant to Section 10.

9.2 Indemnity by Buyer. Subject to the limitations set forth in this Section 9, from and after Closing, Buyer will indemnify and hold harmless Sellers and Sellers’ Affiliates, and the Representatives and Affiliates of each of the foregoing Persons (each, a “Seller Indemnified Person”), from, against and in respect of any and all Losses incurred or suffered by Seller Indemnified Persons or any of them as a result of, arising out of or relating to, directly or indirectly:

9.2.1 any breach of, or inaccuracy in, any representation or warranty made by Buyer in Section 3 or in any certificate delivered by Buyer at Closing;

9.2.2 any breach or violation of any covenant or agreement of Buyer (including under this Section 9) or any covenant or agreement of the Company to the extent required to be performed or complied with by the Company after the Closing Date, in either case in or pursuant to this Agreement; or

9.2.3 the Excess.

9.3 Time for Certain Claims. No claim may be made or suit instituted seeking indemnification pursuant to Sections 9.1.1 or 9.2.1 for any breach of, or inaccuracy in, any representation or warranty unless a written notice describing such breach or inaccuracy in reasonable detail in light of the circumstances then known to the Indemnified Person, is provided to the Indemnifying Person:

9.3.1 at any time, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 2.1 (Organization and Predecessors), 2.2 (Capitalization and Title), 2.3 (Power and Authorization), 2.5(d) (Noncontravention), 2.10.1 (Ownership of Assets), 2.28 (No Brokers), 3.1 (Organization), 3.2 (Power and Authorization) or 3.5 (No Brokers);

9.3.2 at any time, in the case of any claim or suit based upon fraud, intentional misrepresentation or willful misconduct;

9.3.3 at any time prior to the ninetieth (90th) day after the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions) in the case of any breach of, or in accuracy in, the representations and warranties set forth in Section 2.17 (Employee Benefit Plans); and

9.3.4 at any time prior to last day of the eighteen (18) month anniversary following the Closing Date, in the case of any breach of, or inaccuracy in, any other representation and warranty described in Section 9.1.1 or 9.2.1; provided that if, at any time prior to the expiration of the respective survival period set forth in this Section 9.3 with respect to any particular representation or warranty, any Indemnified Person delivers to any Indemnifying Person a written notice alleging the existence of an inaccuracy in or a breach of such representation or warranty and asserting a claim for Losses pursuant to Section 9.1.1 or 9.2.1, then the representation or warranty underlying the claim asserted in such notice and all indemnity obligations under this Section 9 related thereto shall survive until such claim is finally and fully resolved in accordance with this Agreement.

Claims for indemnification pursuant to Section 10 are not subject to the limitations set forth in this Section 9.3.

9.4 Third Party Claims.

9.4.1 Notice of Claim. If any third party notifies an Indemnified Person with respect to any matter (a “Third Party Claim”) which may give rise to an Indemnified Claim against an Indemnifying Person under Section 9, then the Indemnified Person will promptly give written notice to the Indemnifying Person; provided, however, that no delay on the part of the Indemnified Person in notifying the Indemnifying Person will relieve the Indemnifying Person from any obligation this Section 9, except to the extent that the Indemnifying Person is actually prejudiced by the Indemnified Person’s failure to give such notice in such a timely manner.

9.4.2 Assumption of Defense, etc. The Indemnifying Person will be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by the Indemnified Person pursuant to Section 9.4.1. In addition, the Indemnifying Person will have the right to assume the defense of the Indemnified Person against the Third Party Claim with counsel satisfactory to the Indemnified Person so long as (a) the Indemnifying Person gives written notice to the Indemnified Person within fifteen days after the Indemnified Person has given notice of the Third Party Claim that the Indemnifying Person will indemnify the Indemnified Person from and against the entirety of any and all

Losses the Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (b) the Indemnifying Person provides the Indemnified Person with evidence reasonably acceptable to the Indemnified Person that the Indemnifying Person will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (c) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Person, (d) the Indemnified Person has not been advised by counsel that an actual or potential conflict exists between the Indemnified Person and the Indemnifying Person in connection with the defense of the Third Party Claim, (e) the Third Party Claim does not relate to or otherwise arise in connection with Taxes (provided that with respect to Taxes, this Section 9.4.2 shall not affect Sellers’ right to defend any claim of a Governmental Authority as permitted by Section 10.3.3(b)) or any criminal or regulatory enforcement Action and (f) the Indemnifying Person conducts the defense of the Third Party Claim actively and diligently. The Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; provided, however, that the Indemnifying Person will pay the reasonable fees and expenses of one separate co-counsel retained by the Indemnified Person that are incurred prior to the Indemnifying Person’s assumption of control of the defense of the Third Party Claim.

9.4.3 Limitations on Indemnifying Person. The Indemnifying Person will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, unless such judgment, compromise or settlement (a) provides for the payment by the Indemnifying Person of money as sole relief for the claimant, (b) results in the full and general release of all Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, from all Liabilities arising or relating to, or in connection with, the Third Party Claim and (c) involves no finding or admission of any violation of Legal Requirements or the rights of any Person and has no effect on any other claims that may be made against the Indemnified Person.

9.4.4 Indemnified Person’s Control. If the Indemnifying Person does not deliver the notice contemplated by clause (a), or the evidence contemplated by clause (b), of Section 9.4.2 within 15 days after the Indemnified Person has given notice of the Third Party Claim, or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim with the consent of the Indemnifying Person, which consent shall not be unreasonably withheld, conditioned or delayed. If such notice and evidence is given on a timely basis and the Indemnifying Person conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in Section 9.4.2 is or becomes unsatisfied, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim with the consent of the Indemnifying Person, which consent shall not be unreasonably delayed, conditioned or withheld. In the event that the Indemnified Person conducts the defense of the Third Party Claim pursuant to this Section 9.4.4, the Indemnifying Person will (a) advance the Indemnified Person promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) and (b) remain responsible for any and all other Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Section 9.

9.4.5 Reasonable Cooperation. The party not in control of the prosecution or defense of a Third Party Claim will reasonably cooperate with the other party in the conduct of the prosecution or defense of such Third Party Claim.

9.5 Sellers’ Representative. For the avoidance of doubt, for purposes of Section 9 or Section 10, it is understood and agreed that Sellers’ Representative shall act on behalf of all Sellers.

9.6 Knowledge and Investigation. The right of any Buyer Indemnified Person or Seller Indemnified Person to indemnification pursuant to this Section 9 will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representation or warranty, performance of or compliance with any covenant or agreement, referred to in Sections 9.1 or 9.2, or otherwise.

9.7 Company’s Indemnification Obligations. The obligation of the Company to indemnify Buyer and the other Buyer Indemnified Persons shall terminate in all respects upon the Closing; provided, that, for the avoidance of doubt, the parties agree that the termination of the Company’s indemnification obligations pursuant to this Section 9.7 shall have no affect on or in any way limit Buyer’s or any other Buyer Indemnified Person’s rights to indemnification from Sellers. In addition, Sellers’ rights to seek contribution or payment of any amount from the Company for any indemnification obligations that they are required to make to Buyer or any other Buyer Indemnified Person shall also terminate in all respects upon the Closing. If the Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation of the Company or Sellers hereunder, then (without limiting any of the rights of the Company, Buyer or any other Buyer Indemnified Persons as Indemnified Persons) Buyer shall also be deemed, by virtue of its ownership of the Equity Securities of the Company, to have incurred Losses as a result of and in connection with such inaccuracy or breach but in any case the total amount both Buyer and the Company may recover shall not exceed the amount of Losses.

9.8 Time of Payment of Claims. Except as otherwise set forth in this Section 9, any amount owing by any Person pursuant to this Section 9 shall be paid within seven (7) Business Days after determination of such amount.

9.9 Insurance Reimbursement. The amount of any Losses for which indemnification is provided under this Section 9 shall be reduced by (i) the insurance proceeds actually recovered with respect to any such Losses and (ii) any other amount, if any, recovered from third parties (as a result of indemnification, contribution, guarantee or otherwise) by the Indemnified Person (or its Affiliates) with respect to any Losses less in the case of each of the immediately preceding clauses (i) and (ii) all reasonable costs (including attorneys’ fees) of the Indemnified Person to collect such proceeds and any increase in insurance premiums resulting from such recovery.

9.10 No Multiple Recovery. No Indemnified Person shall be entitled to recover from an Indemnifying Person more than once for any particular Loss, nor shall any Indemnifying Person be liable or otherwise obligated to indemnify any Indemnified Person for the same Loss more than once. If an Indemnifying Person pays to an Indemnified Person all amounts payable under this Agreement in respect of a particular Loss, and the Indemnified Person later recovers an amount for the same Loss pursuant to insurance proceeds or from a third party (as a result of indemnification, contribution, guarantee or otherwise), then the Indemnified Person shall promptly pay to the Indemnifying Person an amount equal to such later recovery (up to the dollar amount paid by the Indemnifying Person to the Indemnified Person in respect of such Loss), net of all reasonable costs (including attorneys’ fees) of the Indemnified Person to collect such proceeds and any increase in insurance premiums resulting from such recovery.

9.11 Purchase Price Adjustment. Payments received by any party pursuant to Section 9 or Section 10 shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes.

9.12 Exclusive Remedy. Following the Closing Date, (a) except for remedies that cannot be waived as a matter of law and injunctive (including, but not limited to, pursuant to Section 5.2.3), provisional and equitable relief (including specific performance) and (b) in the absence of fraud, knowing and intentional breach, intentional misrepresentation or willful misconduct (it being understood that nothing in this Agreement shall preclude a claim based on fraud, knowing and intentional breach, intentional misrepresentation or willful misconduct), the Buyer Indemnified Persons’ sole and exclusive remedy for any Losses arising out of or related to this Agreement will be indemnification pursuant to and subject to the limitations contained in Section 9 and Section 10.

9.13 Debt Reduction as Exclusive Remedy. Notwithstanding any other provision of this Agreement, in circumstances in which this Agreement is terminated (i) by Sellers’ Representative pursuant to Section 8.1.2 or Section 8.1.3 or (ii) by Buyer pursuant to Section 8.1.2, and the principal amount of the Loans (as defined in the Equipment Placement Draw Down Facility) is reduced by an amount equal to $1,000,000 (but in no event to an amount less than $0) in accordance with the terms of the Equipment Placement Draw Down Facility (the “Debt Reduction”), there shall be no further liability of any nature on the part of Buyer or any of its Affiliates arising out of or relating to this Agreement or the Contemplated Transactions. The parties acknowledge and agree that (i) the agreements contained in this Section 9.13 are an integral part of the Contemplated Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement, (ii) any losses or damages resulting from the termination of this Agreement under circumstances where the Debt Reduction becomes effective are uncertain and incapable of accurate calculation and that the Debt Reduction is not a penalty, but rather liquidated damages in a reasonable amount that will compensate Sellers in circumstances in which the Debt Reduction becomes effective for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Equipment Placement Draw Down Facility and in reliance on this Agreement, the Equipment Placement Draw Down Facility and the consummation of the Contemplated Transactions and (iii) the Debt Reduction is intended to be Sellers’ sole and exclusive remedy in circumstances in which the Debt Reduction becomes effective.

9.14 Efforts to Join Sellers. If Buyer commences any Action against a Seller in order to enforce the indemnification provisions contained in Section 9 or Section 10, then Buyer shall use commercially reasonable efforts to join the other Seller to such Action if such Seller was not originally a party to such Action.

10.	TAX MATTERS.

10.1 Representations and Obligations Regarding Taxes. The Company and Sellers jointly and severally represent and warrant to and agree with Buyer as follows, in each case except to the extent set forth on Schedule 10 (for purposes of this Section 10, the term “Company” shall mean the Company, together with the Company Subsidiaries):

10.1.1 The Company has duly and timely filed all Tax Returns it was required to file. All of those Tax Returns were true, correct and complete in all material respects. All material elections with respect to Taxes affecting the Company are disclosed on or attached to a Tax Return of the Company.

10.1.2 All Taxes of the Company (whether or not shown on any Tax Return and whether or not any Tax Return was required) have been timely paid. The Company is not the beneficiary of any extension of time within which to file any Tax Return. The Company has maintained adequate provision for Taxes (excluding amounts deferred to take into account timing differences between book and tax) payable by the Company as of the Closing Date.

10.1.3 No claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not currently file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax, except for Liens for Taxes not yet due.

10.1.4 There is no dispute or claim concerning any Tax Liability of the Company either (A) claimed or raised by any Governmental Authority in writing or (B) to Sellers’ Knowledge based upon personal contact with any agent of any Governmental Authority. The Company has not received from any Governmental Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other similar notice which Taxes have not been satisfied by payment or been withdrawn, and no claims have been asserted relating to such Taxes against the Company. To Sellers’ Knowledge, no taxing authority will assert liability for any additional Taxes for any period for which Tax Returns have been filed.

10.1.5 No Tax Return has been audited, or is currently the subject of audit. Sellers have made available in the Data Room true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company since its formation. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. There is no power of attorney with respect to any Tax executed or filed with any Governmental Authority.

10.1.6 The Company is not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for Federal income tax purposes. The Company has not been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free or partly tax-free treatment under Section 355 of the Code. The Company has not entered into any sale leaseback or leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 75-21 or Revenue Procedure 2001-28 (or similar provisions of foreign law) or any safe harbor lease transaction. The Company has not acquired nor does it own any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103 of the Code. No indebtedness of the Company consists of “corporate acquisition indebtedness” within the meaning of section 279 of the Code. The Company does not have a non-accountable expense reimbursement arrangement within the meaning of Treasury regulation section 1.62-2(c).

10.1.7 The Company shall not be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued prior to the Closing Date but was not recognized on or before the Closing Date as a result of the an open transaction disposition, the installment, long-term contract or completed contract method of accounting, the cash method of accounting, any change in the Company’s method of accounting, including by reason of Section 481 of the Code, or any comparable provision of state, local, or foreign tax law. The Company has not entered into any closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) (or any similar or corresponding provision of any state, local or non-U.S. Law).

10.1.8 The Company has properly disclosed on its U.S. Federal Income Tax Returns all positions taken thereon that could give rise to a substantial understatement of U.S. Federal income Tax within the meaning of Section 6662 of the Code. The Company has not consummated or participated in, and is not currently participating in, (i) any transaction that was or is a “tax shelter” transaction as defined in Section 6662 of the Code (or the Treasury Regulations promulgated thereunder) or (ii) any transaction that was or is a “listed transaction” or “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b).

10.1.9 The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts allocable, paid or owing to any employee, independent contractor, creditor, stockholder, member, partner, foreign person or other third party. The Company does not have a non-accountable expense reimbursement arrangement within the meaning of Treasury Regulation Section 1.62-2(c).

10.1.10 The Company has been a validly electing S corporation (within the meaning of sections 1361 and 1362 of the Code) at all times during its existence. The Company has not, in the past ten years, acquired any assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.

10.1.11 The Company is not a party to any Tax allocation or sharing agreement. The Company (i) has not been a member of an Affiliated Group filing a consolidated Federal income Tax Return and (ii) has no liability for the Taxes of any Person under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

10.1.12 Neither Seller is a foreign person within the meaning of Section 1445 of the Code. The Company does not have, and has not had, a permanent establishment in any foreign country, as defined in any applicable income tax treaty to which the United States and the foreign country are parties or under the law of the foreign country. The Company does not have an overall foreign loss within the meaning of section 904(f) of the Code. The Company does not own, and has not at any time owned, an interest in a foreign company.

10.1.13 All private letter rulings issued by the Internal Revenue Service to the Company (and any corresponding ruling or determination of any state, local or foreign Governmental Authority) have been disclosed on Schedule 10, and there are no pending requests for any rulings (or corresponding determinations).

10.1.14 The Company is not a successor to any other company, and the Company has never owned any stock in any other corporation. For U.S. Federal income tax purposes, Diamond Game Enterprises Canada ULC is a disregarded entity within the meaning of Treasury regulations sections 301.7701-2 and -3, and no election has been made to classify Diamond Game Enterprises Canada ULC otherwise.

10.2 Covenants With Respect To Taxes.

10.2.1 Buyer shall (i) grant to Sellers’ Representative reasonable access to the Company’s books and records (including Tax workpapers and returns and correspondence with Tax authorities), including the right to take extracts therefrom and make copies thereof, to the extent that the books and records relate to the operations of the Company during taxable periods ending on or prior to or that include the Closing Date as may be necessary for Tax Return preparation, audit, or other financial reporting matters, and (ii) otherwise reasonably cooperate with Sellers’ Representative in connection with any audit of Taxes that relates to the Business prior to Closing, in each case to the extent relevant to Sellers’ indemnification obligations under Section 10.3.

10.2.2 Buyer shall be responsible for preparing and filing, or causing the Company to prepare and file, all Tax Returns of the Company required to be filed for taxable periods ending after the Closing Date, and Sellers shall be responsible, at their cost, for filing all Tax Returns of the Company for taxable periods ending on or before the Closing Date (“Seller-Prepared Returns”). Sellers shall furnish such Seller-Prepared Returns to Buyer for its review, comment and approval (such approval not to be unreasonably withheld, conditioned or delayed) at least 20 days prior to the due date (or extended due date) for filing such Tax Returns (seven (7) days with respect to Tax Returns that are required to be filed monthly), and such Tax Returns shall be prepared in accordance with past practice, except as required by Law. Sellers shall pay all Taxes required to be paid with respect to Seller-Prepared Returns, except to the extent such Taxes have been previously paid, deposited or accrued in Actual Net Working Capital on the Actual Closing Balance Sheet. In the case of any Tax Returns (a “Straddle Return”) for taxable periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”), Buyer shall furnish such Tax Returns to Seller’s Representative for its review, comment and approval (such approval not to be unreasonably withheld, conditioned or delayed) at least 30 days prior to the due date (or extended due date) for filing such Tax Returns, and such Tax Returns shall be prepared in accordance with past practice, except as required by Law. Sellers shall jointly and severally pay to Buyer within five (5) days after the date on which Taxes are paid with respect to a Straddle Return approved by Sellers’ Representative, or as to which the refusal of Sellers’ Representative to approve is unreasonable, an amount equal to the portion of those Taxes that relates to the portion of the taxable period ending on the Closing Date, reduced by the amount of the accrual for those Taxes in Actual Net Working Capital on the Actual Closing Balance Sheet.

10.2.3 Section 338(h)(10) Election. At the option of Buyer, Sellers and Buyer shall jointly make an election under Section 338(h)(10) of the Code, and corresponding provisions of state and local Law elected by Buyer, in connection with the sale and purchase of the Shares. Buyer shall provide to Sellers all Tax forms and other documents required by Sellers in connection with the preparation, execution and filing of the Section 338(h)(10) elections, including a purchase price allocation schedule, which forms and documents Sellers shall execute on or before the Closing Date, and the Parties will do such other things necessary, including, but not limited to, making all necessary filings with Tax authorities, to accomplish the purposes of this Section 10.2.3. In connection with the Section 338(h)(10) elections, Buyer shall pay Sellers an amount sufficient so that, after the payment by Sellers of all Taxes in respect of that payment, the net amount realized by Sellers from Buyer in connection with the sale of the Shares, after the payment of all federal, state and local income and franchise taxes related thereto, is equal to the net amount after such Taxes Sellers would have realized from the sale of the Shares had the Section 338(h)(10) elections not been made.

10.3 Indemnification for Taxes. Notwithstanding anything to the contrary in this Agreement (in particular Section 9):

10.3.1 Sellers shall jointly and severally indemnify Buyer and its Affiliates, including, after the Closing, the Company (each herein sometimes referred to as an “Indemnified Taxpayer”) against, and agree to jointly and severally protect, save and hold harmless each Indemnified Taxpayer from, any and all claims, damages, deficiencies and losses and all reasonable expenses, including attorneys’, accountants’ and experts’ fees and disbursements (all herein referred to as “Tax Losses”), resulting from:

(a) (A) any Taxes of the Company or Sellers allocable to any period ending on or prior to the Closing Date or allocable to the portion of any Straddle Period ending on or prior to the Closing Date, and (B) a claim by any Governmental Authority for any Taxes of the Company or any corporation that is or was a member of an Affiliated Group of which the Company was or is a member, or any liability of any of the foregoing for the Taxes of any Person, whether as a transferee or successor, by contract or otherwise;

(b) a claim by any Governmental Authority for any Taxes arising from or occasioned by the sale of the Shares pursuant to this Agreement;

(c) any misrepresentation or breach of any representation, warranty or obligation set forth in this Section 10; or

(d) any breach or violation of any covenant or agreement of Sellers in Section 10.2 (each of which shall be treated as omitting any Materiality Qualifier).

10.3.2 Subject to the resolution of any Tax contest pursuant to Section 10.3.3, upon notice from Buyer to Sellers’ Representative that an Indemnified Taxpayer is entitled to an indemnification payment for a Tax Loss pursuant to Section 10.3.1, Sellers thereupon shall jointly and severally pay to the Indemnified Taxpayer an amount that, net of any Taxes imposed on the Indemnified Taxpayer with respect to the payment, will indemnify and hold the Indemnified Taxpayer harmless from the Tax Loss.

10.3.3 Tax Contests.

(a) If a claim shall be made by any Governmental Authority that, if successful, would result in the indemnification of an Indemnified Taxpayer, the Indemnified Taxpayer shall notify Sellers’ Representative in writing of that fact; provided, however, that any failure to give the notice will not waive any rights of the Indemnified Taxpayer.

(b) Sellers shall have the right to defend the Indemnified Taxpayer against the claim with counsel of its choice satisfactory to the Indemnified Taxpayer so long as (A) Sellers’ Representative notifies the Indemnified Taxpayer in writing within 15 days after the Indemnified Taxpayer has given notice of the claim that Sellers will jointly and severally indemnify the Indemnified Taxpayer from and against the entirety of any Tax Losses the Indemnified Taxpayer may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim, (B) Sellers’ Representative provides the Indemnified Taxpayer with evidence reasonably acceptable to the Indemnified Taxpayer that Sellers will have the financial resources to jointly and severally defend against the claim and fulfill their indemnification obligations hereunder, (C) if requested by the Indemnified Taxpayer, Sellers’ Representative provides to the Indemnified Taxpayer an opinion, in form and substance reasonably satisfactory to the Indemnified Taxpayer, of counsel satisfactory to the Indemnified Taxpayer, that there exists a reasonable basis for the relevant Company to prevail in that contest, (D) if the Indemnified Taxpayer is required or requested to pay the Tax claimed and sue for a refund, Sellers shall have jointly and severally advanced to the Indemnified Taxpayer, on an interest free basis, the full amount the Indemnified Taxpayer is required to pay, and (E) Sellers conduct the defense of the claim actively and diligently.

(c) Subject to the provisions of paragraph (b) above, Sellers shall be entitled to prosecute the contest to a determination in a court of initial jurisdiction, and if Sellers’ Representative shall reasonably request, to a determination in an appellate court; provided that, if requested by the Indemnified Taxpayer, Sellers’ Representative shall provide to the Indemnified Taxpayer an opinion, in form and substance reasonably satisfactory to the Indemnified Taxpayer, of counsel reasonably satisfactory to the Indemnified Taxpayer, that there exists a reasonable basis for the relevant Company to prevail on that appeal.

(d) Sellers shall not be entitled to settle or to contest any claim relating to Taxes if the settlement of, or an adverse judgment with respect to, the claim would be likely, in the good faith judgment of the Indemnified Taxpayer, to cause the Liability for any Tax of the Indemnified Taxpayer or of any Affiliate of the Indemnified Taxpayer for any taxable period ending after the Closing Date to increase (including by making any election or taking any action having the effect of making any election, by deferring the inclusion of any amount in income or by accelerating the deduction of any amount or the claiming of any credit) or to take a position that, if applied to any taxable period ending after the Closing Date, would be adverse to the interest of the Indemnified Taxpayer or any Affiliate of the Indemnified Taxpayer.

(e) If, after actual receipt by the Indemnified Taxpayer of an amount advanced by Sellers pursuant to Subsection 10.3.3(b)(D), the extent of the liability of the Indemnified Taxpayer with respect to the indemnified matter shall be established by the judgment or decree of a court that has become final or a binding settlement with an administrative agency having jurisdiction thereof that has become final, the Indemnified Taxpayer shall promptly pay to Sellers, in the proportion to the amounts paid by each Seller, any refund received by or credited to the Indemnified Taxpayer with respect to the indemnified matter (together with any interest paid or credited thereon by the Governmental Authority and any recovery of legal fees from the Governmental Authority); provided, however, that the Indemnified Taxpayer shall have been indemnified and held harmless from all Tax Losses by reason of any indemnification payments retained by the Indemnified Taxpayer net of any Taxes imposed on the Indemnified Taxpayer with respect to indemnification payments received by the Indemnified Taxpayer or with respect to the receipt of any payment from the Governmental Authority. Notwithstanding the foregoing, the Indemnified Taxpayer shall not be required to make any payment hereunder before the time that Sellers shall have made all payments or indemnities then due to the Indemnified Taxpayer pursuant to this Section 10.

(f) If any of the conditions in Section 10.3.3(b) above are or become unsatisfied, (A) the Indemnified Taxpayer may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the claim in any manner it may deem appropriate (and the Indemnified Taxpayer need not consult with, or obtain any consent from, Sellers in connection therewith), (B) Sellers will jointly and severally reimburse the Indemnified Taxpayer promptly and periodically for the costs of defending against the claim (including attorneys’, accountants’ and experts’ fees and disbursements) and (C) Sellers will remain jointly and severally responsible for any Losses the Indemnified Taxpayer may suffer to the fullest extent provided in this Section 10.3.

10.3.4 Notwithstanding anything to the contrary in this Agreement, the indemnification obligations of Sellers under this Section 10 shall survive the Closing until the 90th day following the end of the applicable statutes of limitations (taking into account extensions, waivers or other documents extending such period). With respect to any indemnification obligation for any Tax for which a Governmental Authority asserts a claim within 90 days before the end of the applicable statute of limitations, an Indemnified Taxpayer shall be treated as having provided timely notice by providing written notice on or before the 90th day after the Indemnified Taxpayer’s receipt of a written assertion of the claim by the Governmental Authority.

10.3.5 All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be jointly and severally paid by Sellers when due, and Sellers will, at their expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Buyer will, and will cause its Affiliates to, join in the execution of any of those Tax Returns and other documentation.

11.	MISCELLANEOUS.

11.1 Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

(a) by hand (in which case, it will be effective upon delivery);

(b) by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service);

in each case, to the address (or facsimile number) listed below:

If to Sellers, to Sellers’	Roy Johnson
Representative:	255 S. Olympic View Avenue
Sequim, WA 98382
	Telephone:	(360) 775-8997
	Facsimile:	(360) 681-7003

with a copy (which shall not	McAfee & Taft A Professional Corporation
constitute notice) to:	10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102
	Telephone:	(405) 552-2240
	Facsimile:	(405) 228-7440
Attn: Justin Jackson

and with a copy (which shall not	James Anthony Breslo
constitute notice) to:	245 Tranquillo Road
Pacific Palisades, CA 90272
	Telephone:	(818) 723-3748

If to Buyer, to:	Amaya Americas Corporation
c/o Amaya Gaming Group Inc.
7600 Trans-Canada Highway
Pointe-Claire, QC H9R 1C8
	Attention:	David Baazov
	Telephone:	(514) 744-3122
	Facsimile:	(514) 744-5114

with a copy (which shall not	Greenberg Traurig, P.A.
constitute notice) to:	333 Avenue of the Americas
(333 S.E. 2nd Avenue)
Miami, FL 33131
	Telephone:	(305) 579-0728
	Facsimile:	(305) 961-5728
	Attention:	Marlon D. Goldstein, Esq.

and with a copy (which shall not	Heenan Blaikie LLP
constitute notice) to:	1250 René-Lévesque west
Suite 2500
Montreal, Quebec H3B 4Y1
	Telephone:	(514) 846-2256
	Facsimile:	(514) 921-1256
	Attention:	Eric Levy

Each of the parties to this Agreement may specify a different address or facsimile number by giving notice in accordance with this Section 11.1 to each of the other parties hereto.

11.2 Sellers’ Representative.

11.2.1 Appointment. “Sellers’ Representative” means Roy Johnson provided, that in the event of his death, resignation or physical or mental incapacity to act as Sellers’ Representative, “Sellers’ Representative” shall mean James Breslo. Each Seller hereby irrevocably constitutes and appoints Sellers’ Representative as such Seller’s attorney-in-fact and agent to act in such Seller’s name, place and stead in connection with all matters arising from and under this Agreement, each of the Company Agreements and any other agreements, documents or instruments related to the Contemplated Transactions and acknowledges that such appointment is coupled with an interest. Sellers’ Representative hereby accepts such appointment and authorization.

11.2.2 Authority. Each Seller agrees to be bound by all notices received or given by, and all agreements and determinations made by, and all documents executed and delivered by Sellers’ Representative under this Agreement; authorizes Sellers’ Representative to assert claims, make demands and commence actions on behalf of Sellers under this Agreement, dispute or to refrain from disputing any claim made by Sellers, negotiate and compromise any dispute that may arise under, and exercise or refrain from exercising remedies available to Sellers under, this Agreement, and to sign any releases or other documents with respect to such dispute or remedy (and to bind Sellers in so doing), give such instructions and do such other things and refrain from doing such things as Sellers’ Representative shall deem appropriate to carry out the provisions of this Agreement, give any and all consents and notices under this Agreement, and perform all actions, exercise all powers, receive service of process with respect to any Action under this Agreement, the Company Agreements and any other agreement or instrument in connection with the Contemplated Transactions, agree to, negotiate and authorize payments in connection with the Purchase Price Adjustment and any other payment pursuant to the terms of this Agreement, and fulfill all duties otherwise assigned to Sellers’ Representative in this Agreement. Each Seller hereby expressly acknowledges and agrees that Sellers’ Representative has the sole and exclusive authority to act on such Seller’s behalf in respect of all matters arising under or in connection with this Agreement after execution of this Agreement, notwithstanding any dispute or disagreement among them, and that no Seller shall have any authority to act unilaterally or independently of Sellers’ Representative in respect to any such matter. Buyer and the Company (after the Closing) shall be entitled to rely on any and all actions taken by Sellers’ Representative under this Agreement without any Liability to, or obligation to inquire of, any Seller. All notices, counter notices or other instruments or designations delivered by any Seller in regard to this Agreement shall not be effective unless, but shall be effective if, signed by Sellers’ Representative, and if not, such document shall have no force or effect whatsoever, and Buyer and the Company (after the Closing) and any other Person may proceed without regard to any such document.

11.2.3 Change of Representative. Sellers’ Representative may be changed by Sellers upon not less than twenty (20) calendar days prior written notice to Buyer; provided, that Sellers’ Representative may not be removed unless Sellers holding (or, following Closing, who held) a majority of the Shares agree to such removal and to the identity of the substituted agent or agents. Sellers’ Representative may resign at any time upon not less than thirty (30) calendar days’ prior written notice to Buyer, but in any event, not prior to the appointment of a substitute Sellers’ Representative. No bond shall be required of Sellers’ Representative. Notices or communications to or from Sellers’ Representative shall constitute notice to or from Sellers.

11.2.4 A decision, act, consent or instruction of Sellers’ Representative, including an amendment, extension or waiver of this Agreement, shall constitute a decision of Sellers and shall be final, binding and conclusive upon Sellers; and Buyer may conclusively and absolutely, rely, without any inquiry, upon any such decision, act, consent or instruction of Sellers’ Representative as being the decision, act, consent or instruction of Sellers. Buyer is hereby relieved from any Liability to any Person, including any Seller, for any acts done by it in accordance with or reliance on such decision, act, consent or instruction of Sellers’ Representative.

11.2.5 All notices or other communications required to be made or delivered by Buyer to Sellers shall be made to Sellers’ Representative for the benefit of Sellers, and any notices so made shall discharge in full all notice requirements of Buyer to Sellers with respect thereto. All notices or other communications required to be made or delivered by Sellers to Buyer shall be made by Sellers’ Representative for the benefit of Sellers and any notices so made shall discharge in full all notice requirements of Sellers to Buyer with respect thereto.

11.3 Publicity. No public announcement or disclosure will be made by any party with respect to the subject matter of this Agreement or the Contemplated Transactions without the prior written consent of Buyer and Sellers’ Representative. Additionally, Buyer and Sellers’ Representative shall agree on the form and content of any public announcement or disclosure with respect to this Agreement or the Contemplated Transactions prior to the issuance thereof, including providing each other the opportunity to review and comment upon, and use all reasonable efforts to agree upon, any such public announcement or disclosure, and no such public announcement or disclosure shall be issued prior to such consultation and prior to considering in good faith any such comments; provided, however, that the provisions of this Section 11.3 will not prohibit (a) any disclosure required by any applicable Legal Requirements, including any disclosure necessary or desirable to provide proper disclosure under the securities Laws or under any rules or regulations of any securities exchange on which the securities of such party may be listed or traded or (b) any disclosure made in connection with the enforcement of any right or remedy relating to, or the performance of any obligation arising under, this Agreement or the Contemplated Transactions.

11.4 Succession and Assignment; No Third-Party Beneficiary. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder (by operation of Law or otherwise) without the prior written approval of the other parties; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder; provided, no such assignment or delegation shall relieve Buyer of its obligations hereunder. Except as expressly set forth in Section 9 with respect to Indemnified Persons who are not parties to this Agreement, this Agreement is for the sole benefit of the parties and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.

11.5 Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer and Sellers’ Representative, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

11.6 Further Assurances. From and after the date hereof, upon the request of Sellers’ Representative or Buyer, each party will do, execute, acknowledge and deliver all such further acts,

assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the Contemplated Transactions. No Sellers will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of the Company or other Person with whom the Company has a relationship from maintaining the same relationship with the Company after the Closing as it maintained prior to the Closing.

11.7 Entire Agreement. This Agreement, the Company Agreements, the Confidentiality Agreement and the other agreements and documents to be executed and delivered pursuant hereto or contemporaneously herewith constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any and all prior and contemporaneous discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

11.8 Schedules; Listed Documents, etc. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any section of a Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of such Disclosure Schedule as though fully set forth in such section for which applicability of such information and disclosure is reasonably apparent. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

11.9 Counterparts; Execution. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each party hereto. Facsimile or other electronically scanned and transmitted signatures shall be deemed originals and shall constitute valid execution and acceptance of this Agreement by the signing/transmitting party.

11.10 Survival. The covenants and agreements and, subject to Section 9.3, the representations and warranties set forth in this Agreement shall survive and remain in effect after the Closing.

11.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, then each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.

11.12 Headings. The headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

11.13 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.14 Governing Law. This Agreement, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

11.15 Jurisdiction; Venue; Service of Process.

11.15.1 Jurisdiction. Subject to the provisions of Section 5.2.3, each party, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Courts located in New York, NY for the purpose of any Action between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

11.15.2 Venue. Each party agrees that for any Action between the parties arising in whole or in part under or in connection with this Agreement, such party will bring Actions only in New York, NY. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

11.15.3 Service of Process. Each party hereby (a) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1, will constitute good and valid service of process in any such Action (including, with respect to each Seller that notice need only be given to Sellers’ Representative) and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

11.16 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

11.17 Expenses. Except as provided in Sections 1.5.3, 9 or 10, each party shall bear its own expenses incurred in connection with this Agreement and the Contemplated Transactions.

11.18 Specific Performance. Buyer shall have the right and remedy, in addition to any others that may be available, at law or in equity, to have the provisions of this Agreement specifically enforced through injunctive or other relief, without the necessity of posting a bond, it being acknowledged that the Company is a unique asset, with value to Buyer’s business not readily quantifiable and any breach by Sellers and/or the Company which causes the Closing not to occur will cause irreparable injury to Buyer, the amount of which will be difficult to determine, and that money damages will not provide an adequate remedy to Buyer. The Sellers and the Company covenant and agree that they shall not, and shall not authorize any other Person to, challenge or question the enforceability of any provision of this Section 11.18.

12.	DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

12.1 Definitions. As used herein, the following terms will have the following meanings:

“1933 Act” means the Securities Act of 1933.

“Accounts Receivable” means the aggregate amount of accounts, commissions and debts payable to the Company. For all purposes hereunder, the Accounts Receivable shall be valued at their net realizable value, net of an allowance for bad debts.

“Action” means any claim, action, cause of action or suit (whether in contract, tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

“Affiliate” means with respect to any specified Person, (a) each Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person at such time, (b) each Person who is at such time an officer, limited liability company manager or director of, or direct or indirect beneficial holder of at least 20% of any class of the capital stock of, such specified Person, (c) each Person that is managed by a common group of executive officers, limited liability company managers and/or directors as such specified Person, (d) the Members of the Immediate Family (i) of each officer, director, limited liability company manager or holder described in clause (b) and (ii) if such specified Person is an individual, of such specified Person, and (e) each Person of which such specified Person or an Affiliate (as defined in clauses (a) through (d)) thereof will, directly or indirectly, beneficially own at least 20% of any class of equity interests at such time.

“Affiliated Group” means any affiliated group within the meaning of section 1504(a) of the Code or any affiliated, consolidated, combined, unitary, aggregate or similar group defined under a similar provision of any Legal Requirement.

“Breslo Incentive Plan” means that certain Employee Incentive Compensation Plan, dated December 23, 2004, by and between the Company and Bill Breslo.

“Business” means the Company’s manufacturing and servicing of Class II and Class III games and gaming systems for the public gaming, Native American and charity markets. “Business” shall not include the Phone Card Business.

“Business Day” means any weekday other than a weekday on which banks in New York City, New York are authorized or required to be closed.

“Buyer’s Disclosure Schedule” means the disclosure schedules attached hereto and delivered by Buyer to Sellers in connection with this Agreement.

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act of 1980.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Software” means Owned Software and Licensed Software.

“Company Source Code” means any source code, or any portion, aspect or segment of any source code, relating to any Company Technology.

“Company Technology” means any and all Technology used in connection with the Business and any and all Intellectual Property in any and all such Technology.

“Company’s Disclosure Schedules” means the disclosure schedules attached hereto and delivered by the Company to Buyer in connection with this Agreement.

“Compensation” means, with respect to any Person, all salaries, compensation, remuneration, bonuses or benefits of any kind or character whatever, paid or provided directly or indirectly by any Company to such Person or Affiliates of such Person.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of November 29, 2011, by and among Sellers, the Company and Amaya Gaming Group Inc.

“Contaminant” means any pollutant, hazardous substance, radioactive substance, toxic substance, hazardous waste, medical waste, radioactive waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls, or any hazardous or toxic constituent thereof and includes any substance defined in or regulated under any Environmental Law.

“Contemplated Transactions” means the transactions contemplated by this Agreement, including the sale and purchase of the Shares.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement, performance bond, warranty obligation or understanding, whether written or oral and whether express or implied, or other document or instrument (including any document or instrument evidencing or otherwise relating to any Debt), to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“CPA Firm” means, unless otherwise agreed in writing by Sellers’ Representative and Buyer, an accountant mutually satisfactory to Sellers’ Representative and Buyer who satisfies each of the following requirements (unless otherwise agreed by Sellers’ Representative and Buyer): (i) neither the accountant nor the firm that employs the accountant shall have performed any accounting or consulting services for any party or any Affiliate of any party at any time during the three year period prior to the date of this Agreement; (ii) the accountant is not related in any way by blood or marriage to any party or any executive officer or director of any party or any Affiliate of such party; (iii) the accountant has been a certified public accountant duly licensed to practice in the state where he or she has his or her primary office for a period of not less than ten years; and (iv) the accountant is willing to accept engagement as a CPA Firm on the terms and conditions of this Agreement.

“Debt” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person, whether direct or indirect, (a) for borrowed money (including overdraft facilities), (b) for Liabilities secured by any Encumbrance existing on property owned or acquired and subject thereto, (c) evidenced by notes, bonds, debentures or similar Contractual Obligations, (d) for the deferred purchase price of property, goods or services, including in connection with the acquisition of any business or non-competition agreement (other than trade payables or accruals incurred in the Ordinary Course of Business), (e) under capital leases (in accordance with GAAP), (f) in respect of letters of credit and bankers’ acceptances, (g) for Contractual Obligations relating to interest rate protection, swap agreements, factoring, hedging and collar agreements, (h) in the nature of premiums (prepayment or otherwise) or penalties in connection with the obligations described in clauses (a) through (g) above, and (h) in the nature of Guarantees of the obligations described in clauses (a) through (g) above of any other Person; provided, that, for purposes of Estimated Indebtedness and Final Indebtedness “Debt” shall not include the Qualified Machine Indebtedness.

“Disclosure Schedules” means, collectively, the Company’s Disclosure Schedules, Sellers’ Disclosure Schedule and Buyer’s Disclosure Schedule.

“Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, license, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Enforceability Exceptions” means (a) bankruptcy, insolvency, reorganization, moratorium or other Laws now or hereafter in effect affecting the enforceability of creditors’ rights generally, and (b) general principles of equity that may limit the availability of remedies (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Enforceable” means, with respect to any Contractual Obligation stated to be “Enforceable” by or against any Person, that such Contractual Obligation is a legal, valid and binding obligation of such Person enforceable by or against such Person in accordance with its terms.

“Environmental, Health and Safety Liabilities” means any claim, demand, order, suit, cost, damages, expense, Liability, obligation (including any investigatory, corrective or remedial obligation), or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to: (a) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products); (b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law; (c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or (d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law. The terms “removal,” “remedial,” and “response action,” include the types of activities covered by CERCLA.

“Environmental Laws” means all Legal Requirements relating to or addressing the environment, health or safety, which shall include the use, handling, treatment, storage or disposal of any Contaminant, or workplace or worker safety and health.

“Equity Security” of any Person means any (i) capital stock, membership or partnership interest or other ownership interest of or in such Person; (ii) securities directly or indirectly convertible into or exchangeable for any for the foregoing; (iii) options, warrants or other rights directly or indirectly to purchase or subscribe for any of the foregoing or securities convertible into or exchangeable for any of the foregoing; or (iv) contracts, commitments, agreements, understandings, arrangements, calls or claims of any kind relating to the issuance of any of the foregoing or giving any Person the right to participate in or receive any payment based on the profits or performance of such Person (including any equity appreciation, phantom equity or similar plan or right).

“ERISA” means the federal Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity that together with the Company would be deemed to be a single employer within the meaning of Section 4001(b)(i) or ERISA.

“Excluded Damages” means any incidental, consequential (including lost profits), punitive, special, indirect or exemplary damages, damages for diminution in value, or damages calculated on a multiple of earnings or similar basis.

“Facilities” means any buildings, plants, improvements or structures located on the Real Property.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority necessary for, relating to, or applicable to the Company, Sellers (or any of their respective Affiliates) or the Business.

“Gaming Authorities” means those federal, state, local, tribal and other governmental, regulatory and administrative authorities, licensing authorities, agencies, boards and officials responsible for, or involved in, the regulation, oversight or licensing of gaming, lottery operations (including video lottery operations), racing, pari-mutuel activities or other similar activities applicable to the Company, Sellers (or any of their respective Affiliates) or the Business.

“Gaming Equipment” means all gaming machines, video gaming equipment, video lottery terminals, pull-tabs, Class II gaming devices and games, the Company’s “Skiltab” device and other gaming or lottery devices and equipment, manufactured, developed leased or sold by or on behalf of the Company.

“Gaming Laws” means all Legal Requirements pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming, lottery operations (including video lottery operations), racing, pari-mutuel activities or other similar activities applicable to the Company, Sellers (or any of their respective Affiliates) or the Business.

“Governmental Authority” means any federal, state, local, tribal, provincial, municipal or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body, and the term “Governmental Authority” includes, without limitation, Gaming Authorities.

“Governmental Authorization” means any approval, consent, license, Permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority in a judicial or administrative proceeding.

“Guarantee” means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person; (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor; and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other obligations of such partnership or venture.

“Indemnified Person” means, with respect to any Indemnity Claim, the Person asserting such claim under Section 9.1 or 9.2 as the case may be.

“Indemnifying Person” means, with respect to any Indemnity Claims, (i) Sellers, or (ii) Buyer under Section 9.1 or 9.2, respectively, against whom such claim is asserted.

“Indemnity Claim” means a claim for indemnity under Section 9.1 or 9.2.

“Intellectual Property” means the entire right, title and interest in and to all proprietary rights of every kind and nature anywhere, including all rights and interests pertaining to or deriving from:

(a) patents, copyrights, mask work rights, Technology, know-how, processes, Trade Secrets, algorithms, inventions, works, proprietary data, databases, formulae, research and development data and Software;

(b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith;

(c) domain names, rights of privacy and publicity, moral rights, and proprietary rights of any kind or nature, however denominated, throughout the world in all media now known or hereafter created;

(d) any and all registrations, applications, recordings, licenses, common-law rights and Contractual Obligations relating to any of the foregoing; and

(e) all Actions and rights to sue at law or in equity for any past, present or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

“Inventory” means all inventory related to the Business, wherever located, including all finished goods whether held at any location or facility of the Company or in transit to the Company.

“Investment” means (a) any direct or indirect ownership, purchase or other acquisition by a Person of any notes, obligations, instruments, Equity Securities (including joint venture interests) of any other Person; and (b) any capital contribution or similar obligation by a Person to any other Person.

“Knowledge Qualifier” means any reference or qualification to Sellers’ Knowledge, Knowledge of Sellers, the Company’s Knowledge, Knowledge of the Company or any similar phrase regarding the knowledge, belief or understanding of any Seller, the Company or any of their respective Representatives.

“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, law, standard, resolution, promulgation, ordinance, regulation, rule, instrument, code, order, requirement or rule of law (including common law), or any similar provision having the force or effect of law, and the term “Law” includes, without limitation, Gaming Laws.

“Legal Requirement” means any Law, Governmental Order or Permit.

“Liability” means, with respect to any Person, any liability or obligation of such Person, of any kind, character or description, whether known or unknown, whether asserted or unasserted, whether executory, determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether disputed or undisputed, whether disclosed or undisclosed, whether incurred or consequential, whether secured or unsecured, joint or several, vested or unvested, whether due or to become due, whether choate or inchoate and whether or not required under GAAP to be accrued on the financial statements of such Person and regardless of whether such debt, duty or liability is immediately due and payable, and including all costs and expenses related thereto.

“Licensed Software” means all Software that is owned by any third party and that is licensed to and used by the Company in the conduct of the Business.

“Losses” means any loss, liability, claim, damage, expense (including costs of defense and reasonable attorneys’ fees under circumstances a party is entitled to incur such costs and fees pursuant to this Agreement); provided, however, that the term Losses shall be limited to actual damages and shall exclude Excluded Damages.

“M&T Fees and Expenses” means all fees, costs, expenses and obligations incurred by or for the benefit of the Company and/or the Sellers and payable to McAfee & Taft, a Professional Corporation, in connection with: (a) the due diligence conducted in anticipation of the Contemplated Transactions; (b) the negotiation, preparation and review of this Agreement (including Sellers’ Disclosure Schedule), the Company Agreements and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with the Contemplated Transactions and obtaining any consent required to be obtained in connection with the Contemplated Transactions; or (d) otherwise in connection with the Contemplated Transactions, in each case of (a), (b), (c) and (d) to the extent such fees, costs and expenses are owing as of Closing Date.

“Material Adverse Effect” means any change in, development, event, occurrence or effect on, the Business, operations, Assets, condition (financial or otherwise) or results of operations of the Company which, whether viewed on a short-term or a long-term basis, when considered either individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in this Agreement, (a) is, or would reasonably be expected to be, materially adverse to the Business, operations, Assets, condition (financial or otherwise) or results of operations of the Company, or (b) prevents or materially delays Sellers’ ability to perform their respective obligations hereunder, other than (i) any event, matter or circumstance generally affecting the economy of the United States, (ii) any national or international political or social condition or event, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions, or diplomatic or consular offices, or upon any military installation of the United States, and its effect upon any Company, (iii) any change in GAAP (provided that, in the case of the preceding clauses (i), (ii) and (iii), to the extent the same does not have a disproportionate impact on the Company relative to other companies in the same industry as the Company) or (iv) any event, matter or circumstance arising as a result of or in connection with the Company’s withdrawal from any jurisdictions as required by Buyer pursuant to Section 4.13.

“Members of the Immediate Family” means, with respect to any individual, (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, (d) each child of any Person described in clauses (a), (b) or (c) above, (e) each trust created solely for the benefit of one or more of the Persons described in clauses (a) through (d) above and (f) each custodian or guardian of any property of one or more of the Persons described in clauses (a) through (e) above in his capacity as such custodian or guardian.

“Net Working Capital” means as of any particular date (a) the value of all of the Company’s current Assets, less (b) the amount of all of the Company’s current Liabilities, including accrued current Liabilities not yet due, all as determined in accordance with GAAP; provided however, that (A) (i) the current portion of Qualified Machine Indebtedness (ii) and the current portion under the Breslo Incentive Plan shall, in each case, shall be excluded from the calculation of Net Working Capital, and (B) all accrued and unpaid interest on Debt incurred by the Company under the Equipment Placement Draw Down Facility shall be included as a current Liability. Net Working Capital shall be determined on a basis consistent with the Working Capital Calculation.

“Occupational Safety and Health Law” means any Legal Requirement, including the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder, which both has been adopted and is effective prior to the Closing Date and which is designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Ontario Lottery” means the Ontario Lottery and Gaming Corporation.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business which is consistent with the past customs and practices of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies and past practice with respect to management of working capital) which is taken in the ordinary course of the normal day-to-day operations of such Person and does not require the consent of the shareholders or board of directors of such Person.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation, formation or organization, and any joint venture, limited liability company, operating or partnership agreement and other similar documents entered into or adopted at any time or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, shareholders’ agreements, voting agreements, rights of first refusal and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Owned Software” means all Software used by the Company in the conduct of its Business that is owned or purported to be owned by such Company.

“Permits” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Encumbrance” means (a) statutory liens for current Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business that are not resulting from a breach, default or violation by the Company or an Subsidiary of any Contractual Obligation or Legal Requirement and which liens are not material in amount and do not interfere with the current operation of the Business, (c) zoning, entitlement, restrictive covenants and conditions, and building and other land use regulations that do not materially detract from the value, use or marketability of the property affected thereby with respect to its current use, and are not violated by the existing or currently proposed structures on the property or the use of the property; (d) easements, permits, rights-of-way, servitudes, plat restrictions, surface leases, and other rights vested in third parties related to the surface of the lands that do not materially adversely affect any Company’s or its Subsidiaries’ use, as applicable, enjoyment or ownership of its assets; (e) liens incurred in the Ordinary Course of Business in connection with workers compensation, unemployment insurance or other forms of insurance (other than ERISA) or other benefits from Governmental Authorities for sums not yet due; (f) restrictions on the transfer of securities arising under federal and state securities Laws and (g) Encumbrances which will be terminated as of the Closing as provided in this Agreement.

“Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Phone Card Business” means the Company’s manufacture, sale and distribution of pre-paid phone cards with promotional sweepstakes in the U.S. domestic market.

“Qualified Financing” means debt financing in respect of Qualified Machine Expenditures, which debt financing shall be on commercially reasonable market terms and shall not in any event include the issuance of any Equity Securities of the Company. “Qualified Financing” shall include Debt incurred by the Company under the Equipment Placement Draw Down Facility.

“Qualified Machine Expenditures” means expenses incurred (or accrued on the Company’s balance sheet in accordance with GAAP) by the Company, during the period commencing on April 26, 2013 and ending on the Closing Date, under written Contractual Obligations with third-Persons that are not Affiliates of the Company or any Seller (copies of which Contractual Obligations and written invoices in respect thereof are provided by the Company to Buyer) for the manufacture (in whole or in part) of, and the purchase of materials for, (i) the Company’s proprietary video lottery terminals for the Company’s Ontario Lottery project and (ii) gaming machines for Company projects other than the Ontario Lottery project; provided, however, that in the case of the preceding clause (ii), Buyer must first consent in writing to such projects, which consent shall be given if the Company demonstrates, to Buyer’s satisfaction (which shall be determined in Buyer’s sole discretion), that such projects will provide a reasonable return on investment.

“Qualified Machine Indebtedness” means the aggregate principal amount of Debt incurred by the Company during the period commencing on April 26, 2013 and ending on the Closing Date in respect of Qualified Financing (for the avoidance of doubt, “Qualified Machine Indebtedness” shall not include any accrued and unpaid interest on such Debt).

“Release” means the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating into the indoor or outdoor environment of any Contaminant through, in, into or from the air, soil, surface water, groundwater or any property.

“Representative” means, with respect to any Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Sellers’ Disclosure Schedule” means the disclosure schedules attached hereto and delivered by Sellers to Buyer in connection with this Agreement.

“Sellers’ Knowledge” means the knowledge of Breslo and Johnson, each of whom will be deemed to have knowledge of all such matters as he would have discovered, had he made reasonable inquiries, including reasonable inquiries of the officers and directors of the Company.

“Software” means computer software or firmware in any form, including object code, source code, computer instructions, commands, programs, modules, routines, procedures, rules, libraries, macros, algorithms, tools, and scripts, and all documentation of or for any of the foregoing.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person will, at the time, directly or indirectly through one or more Subsidiaries, (a) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner, managing member or joint venturer.

“Tax” means (a) any and all federal, state, local, provincial, municipal and foreign taxes, assessments and other governmental charges, duties, impositions, levies and Liabilities of any kind whatsoever, including taxes based upon, measured by, or with respect to income, earnings, profits or gross receipts, or any sales, use, ad valorem, transfer, franchise, license, lease, withholding, payroll, employment, inventory, excise, severance, stamp, occupation, premium, real or personal property, windfall profits, environmental (including taxes under Code Section 59A), alternative or add-on minimum, financial transactions, customs, duties, capital stock, social security (or similar), unemployment, disability, gains, recapture, estimated, net worth, recording, registration, value-added, production, service, service use, special assessment, workers’ compensation, utility or any other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, whether disputed or not, and (b) any liability for any amount described in the immediately preceding clause (a) as a result of being a transferee or successor, an indemnitor, by contract, assumption or otherwise, or as a result of being or having been a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for Tax purposes, including under Treasury Regulations Section 1.1502-6 or similar state, local or foreign Law, or pursuant to a tax indemnity, tax sharing or other contract, agreement, arrangement or understanding, and “Taxes” means any or all of the foregoing collectively.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, documentation and manuals), Software, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment and all other forms of technology, including improvements, modifications, works in process, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law or otherwise, and all documents and other materials recording any of the foregoing.

“Threatened” means a claim, Action, dispute or audit, with respect to which a demand or statement has been made to the Company, any Seller or their Representatives orally or in writing.

“Trade Secrets” means trade secrets, know how and confidential business information and any other information, however documented, that is a trade secret within the meaning of the applicable trade secret protection Laws, including the Uniform Trade Secrets Act.

“Treasury Regulations” means the regulations promulgated under the Code.

12.2 Glossary of Other Defined Terms. The following sets forth the location of definitions of capitalized terms defined in the body of this Agreement:

Term	Location

“Acquisition Proposal”	Section 4.5
“Actual Closing Balance Sheet”	Section 1.5.1
“Actual Indebtedness”	Section 1.5.1
“Actual Net Working Capital”	Section 1.5.1
“Agreement”	Preamble
“Amaya”	Recitals
“Assets”	Section 2.10.1
“Audited Financials”	Section 2.6.1
“Breslo”	Preamble
“Buyer”	Preamble
“Buyer Indemnified Person”	Section 9.1
“Buyer’s Position”	Section 1.5.3
“Canadian Affiliate”	Section 4.15
“Canadian Direct Purchase Election”	Section 4.15
“Canadian Shares”	Section 4.15
“Closing”	Section 1.6
“Closing Balance Sheet”	Section 1.5.1
“Closing Certificate”	Section 1.3
“Closing Date”	Section 1.6
“Closing Date Purchase Price”	Section 1.4.1
“Closing Statement”	Section 1.3
“Commercial Software”	Section 2.14.1
“Company”	Preamble

Term	Location

“Company Agreements”	Section 2.3
“Company Subsidiary”	Section 2.1.1
“Company Systems”	Section 2.14.10
“Competitive Business”	Section 5.2.1(a)
“Controlled Group”	Section 2.17(c)
“Customer Assets”	Section 2.16
“Data Room”	Section 1.6.2(a)(vii)
“Debt Reduction”	Section 9.13
“Deductible”	Section 9.1.3
“Disclosed Contract”	Section 2.19.2
“Employee Plans”	Section 2.17(a)
“Equalizing Dividend”	Section 4.14
“Equipment”	Section 2.13
“Equipment Placement Draw Down Facility”	Recitals
“Estimated Closing Balance Sheet”	Section 1.3
“Estimated Indebtedness”	Section 1.3.1
“Estimated Net Working Capital”	Section 1.3.2
“Final Closing Statement”	Section 1.5.1
“Excess”	Section 4.15
“Financials”	Section 2.6.1
“FLSA”	Section 2.23.2
“General Release”	Section 1.6.2(a)(viii)
“Indemnified Taxpayer”	Section 10.3.1
“Innovation”	Section 1.6.2(b)(iv)
“Innovation Fee”	Section 1.6.2(b)(iv)
“Interim Financials”	Section 2.6.1
“IRS”	Section 2.17(e)
“Key Gaming Approvals”	Section 6.10
“Liability Cap”	Section 9.1.3
“Liability Policies”	Section 2.25
“Licenses”	Section 2.14.6
“Limited Restricted Period”	Section 5.2.1
“Materiality Qualifier”	Section 6.1
“Most Recent Balance Sheet”	Section 2.6.1
“Most Recent Balance Sheet Date”	Section 2.6.1
“Multiemployer Plan”	Section 2.17(a)
“PBGC”	Section 2.17(e)
“Phantom Stock Awards”	Section 4.10
“Phantom Stock Plan”	Section 4.10
“Phone Card Business Assets and Liabilities”	Section 2.10.3
“Phone Card Business Dividend”	Section 4.14
“Pre-Closing Period”	Section 4.1
“Predecessor”	Section 2.1.2
“Public Software”	Section 2.14.8
“Purchase Price”	Section 1.2
“Purchase Price Adjustment”	Section 1.5.5
“Purchase Price Dispute Expenses”	Section 1.5.3
“Real Property”	Section 2.12.1

Term	Location

“Real Property Leases”	Section 2.12.1
“Receivables”	Section 2.11
“Restricted Period”	Section 5.2.1
“SEC”	Section 2.15.5(d)
“Seller” / “Sellers”	Preamble
“Seller Indemnified Person”	Section 9.2
“Seller-Prepared Returns”	Section 10.2.2
“Sellers’ Objection”	Section 1.5.2
“Sellers’ Position”	Section 1.5.3
“Sellers’ Representative”	Preamble
“Shares”	Recitals
“Spousal Consent”	Section 1.6.2(a)(x)
“Straddle Period”	Section 10.2.2
“Straddle Return”	Section 10.2.2
“Tax Losses”	Section 10.3.1
“Territory”	Section 5.2.1(a)
“Third Party Claim”	Section 9.4.1
“Unaffiliated Breslo Employer”	Section 5.2.1
“Unaudited Financials”	Section 2.6.1
“Wadley”	Section 1.6.2(b)(v)
“Wadley Fee”	Section 1.6.2(b)(v)
“Withdrawn Consents”	Section 4.13
“WARN”	Section 2.23.2
“Working Capital Calculation”	Section 1.3.2

12.3 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) each reference to a Section, Exhibit or Schedule means a Section of, or Schedule or Exhibit to this Agreement, unless another agreement is specified, (b) the word “including” will be construed as “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all pronouns and any variations thereof refer to the masculine, feminine or neuter singular or plural as the identity of the Person or Persons may require. The terms “hereof”, “herein”, “hereunder”, “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references herein to “dollars” or “$” are to United States dollars. Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning customarily given such term in accordance with GAAP and all financial computations hereunder will be computed, unless otherwise specifically provided herein, in accordance with GAAP consistently applied. All references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified. The phrases “date of this Agreement,” “date hereof” and terms of similar impart, unless the context otherwise requires, shall be deemed to refer to the date set forth in the preamble of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has executed and delivered this Agreement, or caused this Agreement to be duly executed on its behalf by its officer thereunto duly authorized, as of the date first set forth above.

BUYER:

Amaya Americas Corporation

By:	(signed)
Name:	Daniel Sebag
Title:	Authorized Representative

SELLERS:

(signed)
James Breslo

(signed)
Roy Johnson

COMPANY

Diamond Game Enterprises

By:	(signed)
Name:	James Breslo
Title:	President and CEO

SELLERS’ REPRESENTATIVE:

(signed)
Roy Johnson, as Sellers’ Representative

[Signature page to Stock Purchase Agreement]

Execution Copy

FIRST AMENDMENT TO

STOCK PURCHASE AGREEMENT

This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT is made and entered into as of February 13, 2014 (this “Amendment”) by and between Amaya Americas Corporation, a Delaware corporation (“Buyer”), Diamond Game Enterprises, a California corporation, and Roy Johnson, as Sellers’ Representative. Capitalized terms used herein but not herein defined shall have the respective meanings ascribed thereto in that certain Stock Purchase Agreement, dated June 10, 2013, by and among Buyer, Diamond Game Enterprises, a California corporation, James Breslo, an individual resident in the State of California, Roy Johnson, an individual resident in the State of Washington, and Roy Johnson, as Sellers’ Representative (the “Purchase Agreement”).

WHEREAS, in connection with that certain Cause No. EP-99-CA-00320-KC, currently styled State of Texas v. Ysleta Del Sur Pueblo, The Tribal Council, Tribal Governor Francisco Paiz or his successor, Diamond Game Enterprises, Accelerated Marketing Solutions LLC, Winter Sky, LLC, and Excite Amusement, Inc., in the United States District Court, Western District of Texas, El Paso Division, in accordance with Section 11.5 of the Purchase Agreement, Buyer and Sellers’ Representative desire to amend the Purchase Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

AMENDMENTS

1.1 Amendment to Section 1 (Purchase and Sale of Shares).

(a) Section 1.4 is hereby amended and restated to read in its entirety as follows:

“1.4 Payment of Closing Date Purchase Price. At Closing, Buyer shall, subject to Section 1.6.2(b)(i):

1.4.1 pay to Sellers as set forth on Schedule 1.2 an amount (the “Closing Date Purchase Price”) equal to the following:

(a) Twenty-Five Million Dollars ($25,000,000); minus

(b) the Estimated Indebtedness; minus

(c) if the Estimated Net Working Capital is less than Zero Dollars ($0), the difference between Zero Dollars ($0) and the Estimated Net Working Capital; plus

(d) if the Estimated Net Working Capital is more than Zero Dollars ($0), the difference between the Estimated Net Working Capital and Zero Dollars ($0).”

(b) Section 1.6.2(a) is hereby amended by (x) amending and restating Section 1.6.2(a)(xi) in its entirety as set forth below, (y) deleting the period from the end of Section 1.6.2(a)(xii) and inserting a semicolon in its place and (z) adding the following new clauses to Section 1.6.2(a):

“(xi) written invoices for the (1) Innovation Fee, (2) Wadley Fee, (3) M&T Fees and Expenses and (4) Gardere Fees and Expenses;”

“(xiii) the representation letter, substantially in the form of Exhibit A to the First Amendment, executed by Wadley;

(xiv) the representation letter, substantially in the form of Exhibit B to the First Amendment, executed by Innovation;

(xv) a receipt for the Nwankwo Bonus Payment, executed by Oji Nwankwo; and

(xvi) Phantom Stock Termination Agreements, in form and substance reasonably satisfactory to Buyer, executed by each of Bill Breslo, Bryan Greene and Kevin Kuske.”

(c) Section 1.6.2(b)(i) and Section 1.6.2(b)(iii) are hereby amended and restated to read in their entirety as follows:

“(i) the Closing Date Purchase Price less (1) the Breslo Incentive Payment, (2) the Nwankwo Bonus Payment, (3) the Innovation Fee, (4) the Wadley Fee, (5) the M&T Fees and Expenses, (6) the Gardere Fees and Expenses, (7) the Phantom Stock Plan Termination Payments and (8) the Holdback Amount;”

“(iii) to the Company, (1) the Breslo Incentive Payment, (2) the Nwankwo Bonus Payment and (3) the Phantom Stock Plan Termination Payments;”

(d) A new Section 1.6.2(c) is hereby added to the Purchase Agreement and shall read in its entirety as follows:

“(c) Deliveries by the Company. Sellers shall cause the Company to pay, in each case less any applicable withholding Taxes: (i) to Bill Breslo, the Breslo Incentive Payment; (ii) to Oji Nwankwo, the Nwankwo Bonus Payment; and (iii) to Kevin Kuske and Bryan Greene, their respective Phantom Stock Plan Termination Payments.”

(e) A new Section 1.7 is hereby added to the Purchase Agreement and shall read in its entirety as follows:

“1.7 Payment or Forfeiture of Holdback Amount. Buyer shall pay the Holdback Amount to Sellers as set forth on Schedule 1.2 on or prior to the tenth (10th) Business Day immediately following the satisfaction or waiver of the Texas Clearance Event Conditions, subject to any offsets as provided by Section 9.15; provided, that, out of the Holdback Amount, if any, payable to Sellers pursuant to this Section 1.7 (the “Released Holdback Amount”), Buyer shall deduct therefrom prior to any payment to Sellers and make, or cause the Company to make, the following payments:

(i) an amount equal to 1.0% of the Released Holdback Amount to Wadley;

(ii) an amount equal to 0.4286% of the Released Holdback Amount to Innovation (the Released Holdback Amount, net of such payments specified in this clause (ii) and the immediately preceding clause (i), the “Net Released Holdback Amount”);

(iii) in respect of the Breslo Incentive Plan, an amount equal to the sum of (x) 4.0% of the first $5,663,143.64 of the Net Released Holdback Amount plus (y) 4.5% of the Net Released Holdback Amount in excess of $5,663,143.64 to Bill Breslo, less any applicable withholding Tax;

(iv) in respect of Phantom Stock Awards terminated effective as of the Closing Date:

(1) an amount equal to (x) 0.8% of the first $492,882 of the Net Released Holdback Amount, plus (y)1.2% of the Net Released Holdback Amount between $492,883 and $4,481,646, plus (z)1.6% of the Net Released Holdback Amount in excess of $4,481,646, less any applicable withholding Tax, to Bryan Greene; and

(2) an amount equal to (x) 0.8% of the first $492,882 of the Net Released Holdback Amount, plus (y)1.2% of the Net Released Holdback Amount between $492,883 and $4,481,646, plus (z)1.6% of the Net Released Holdback Amount in excess of $4,481,646, less any applicable withholding Tax, to Kevin Kuske.

Notwithstanding anything to the contrary contained in this Section 1.7 or elsewhere in this Agreement, upon the occurrence of a Texas Event, and written notice from Buyer to the Sellers’ Representative of such occurrence: (i) Sellers shall immediately and automatically forfeit any right any of them may have to receive the Holdback Amount pursuant to this Agreement; (ii) the Purchase Price shall be deemed automatically reduced by the Holdback Amount; and (iii) Sellers shall have no entitlement, claim to, or interest in the Holdback Amount pursuant to this Agreement or otherwise.”

(f) A new Section 1.8 is hereby added to the Purchase Agreement and shall read in its entirety as follows:

“1.8 Actual Uncollected Receivables. If at any time on or prior to the one year anniversary of the Closing Date any Actual Uncollected Receivables shall be collected by the Company, then the Company shall pay to Sellers as set forth on Schedule 1.2, in cash by wire transfer of immediately available funds, an amount equal to such collections less all reasonable collection costs related to all Actual Uncollected Receivables which have not been previously deducted from any payment pursuant to this Section 1.8. The Company shall use its commercially reasonable efforts to collect such Actual Uncollected Receivables.”

1.2 Amendment to Section 5 (Post-Closing Covenants). A new Section 5.3 is hereby added to the Purchase Agreement and shall read in its entirety as follows:

“5.3 Conveyance of Texas Equipment. On or prior to the tenth (10th) Business Day following the Company’s termination of the Texas Lease upon or following the occurrence of a Texas Event, Buyer shall cause the Company to convey, transfer and assign to the Texas Lease Operator, for $1.00, the Texas Equipment, such Texas Equipment to be conveyed, transferred and assigned “as-is” and “where is”, free and clear of all Encumbrances, other than Permitted Encumbrances and Encumbrances created by the Texas Lease Operator or any of its Affiliates, with no warranties expressed or implied in respect of the Texas Equipment, pursuant to such documentation as may be necessary to effect such transfer. Concurrently with the transfer and conveyance of the Texas Equipment (the “Texas Conveyance”), Buyer shall cause the Company to grant to the Texas Lease Operator any fully paid up, royalty free, perpetual, non-sublicenseable, non-transferrable, non-assignable, limited license with respect to certain software necessary to operate the Texas Equipment in substantially the same manner as it was being operated by the Texas Lease Operator immediately prior to the Texas Conveyance, which license shall not, for the avoidance of doubt, including any source code (the “Texas License”). The Texas License shall relate solely to the operation of the Texas Equipment in operation as of the occurrence of the applicable Texas Event and no additional pieces of equipment may be added under the Texas License. The Texas License shall not require the Company to provide any ongoing support, maintenance, development or other services to the Texas Lease Operator. Buyer shall cause the Company to use its commercially reasonable efforts to obtain for the Texas Lease Operator any applicable third-party licenses necessary for ongoing support, maintenance and development services with respect to the software covered by the Texas License. Notwithstanding the foregoing, the Company shall not be required, and Buyer shall not be required to cause the Company, to grant the Texas License pursuant to this Section 5.3 if a Texas Regulatory Event has occurred. Notwithstanding anything to the contrary contained in this Section 5, the provisions of Sections 5.1.1, 5.2.1(a) and 5.2.1(c) shall not apply to Johnson solely with respect to Johnson’s business with the Tribe under the Texas Lease Tribal Agreement, as in effect on the Closing Date.”

1.3 Amendments to Section 6 (Conditions Precedent to Buyer’s Obligation to Close).

(a) New Sections 6.12 and 6.13 are hereby added to the Purchase Agreement and shall read their entirety as follows:

“6.12 Termination of Texas Tribal Agreement. Buyer shall have received written evidence, in form and substance satisfactory to Buyer, that the Texas Tribal Agreement has been terminated and is of no further force or effect.

6.13 Entry Into Texas Lease. The Texas Lease Operator shall have executed and delivered to the Company the Texas Lease.”

1.4 Amendments to Section 9 (Indemnification).

(a) Section 9.1 is hereby amended as follows: (i) the word “or” is hereby deleted from the end of Section 9.1.1; (ii) the period is hereby deleted from the end of Section 9.1.2 and replaced with “; or”; (iii) a new Section 9.1.3 is hereby added to the Agreement and shall read in its entirety as set forth below; and (iv) Section 9.1.4 is hereby amended and restated to read in its entirety as set forth below:

“9.1.3 the Texas Action.

9.1.4 Sellers shall not be liable for the indemnification obligations pursuant to Section 9.1.1 or Section 10.3.1(c) until the aggregate amount of Losses with respect to matters referred to in Section 9.1.1 and Section 10.3.1(c) exceeds One Hundred Fifty Thousand Dollars ($150,000) (the “Deductible”), after which Sellers will be jointly and severally responsible for all Losses in excess of the Deductible up to a maximum aggregate amount of Losses equal to Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) (the “Liability Cap”). Notwithstanding anything herein to the contrary, neither the Deductible nor the Liability Cap will apply (i) in the case of fraud, intentional misrepresentation or willful misconduct, (ii) with respect to any breach of Sections 2.1 (Organization and Predecessors), 2.2 (Capitalization and Title), 2.3 (Power and Authorization), 2.5(d) (Noncontravention), 2.10.1 (Ownership of Assets), 2.10.3 (Phone Card Business Assets and Liabilities), 2.17 (Employee Benefit Plans) or 2.28 (No Brokers), (iii) with respect to Sellers’ indemnification obligations pursuant to Section 9.1.2, (iv) with respect to Sellers’ indemnification obligations pursuant to Section 9.1.3 (for which Sellers will be jointly and severally responsible for all Losses up to a maximum aggregate amount of Losses equal to Seven Million Dollars ($7,000,000), and which Losses, prior to payment of the Holdback Amount in accordance with Section 1.7, shall be setoff against the Holdback Amount) or (v) with respect to Sellers’ indemnification obligations pursuant to Section 10.”

(b) A new Section 9.15 is hereby added to the Purchase Agreement and shall read in its entirety as follows:

“9.15 Right of Setoff. Upon notice to Sellers’ Representative specifying in reasonable detail the basis therefor, Buyer may set off in good faith any amount to which it may be entitled from Sellers against amounts otherwise payable, if any, under Section 1.7. The exercise of such right of setoff by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement or any other agreement between Buyer or any of its Affiliates and Sellers. Neither the exercise nor failure to exercise such right of setoff will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it. Notwithstanding the foregoing, if Buyer sets off an amount pursuant to this Section 9.15 and it is later finally mutually determined by the parties or pursuant to Section 11.15 that such setoff amount was in excess of the amount which Sellers were required to indemnify Buyer, then Buyer shall pay interest to Sellers on such excess amount, for the period commencing on the date on which Buyer set off such amount to, but not including, the date on which Buyer pays such excess amount to Sellers, at the Prime Rate as published by the Wall Street Journal on the date such setoff was made, plus 100 basis points.”

1.5 Amendment to Section 11 (Miscellaneous). Section 11.4 is hereby amended and restated to read in its entirety as follows:

“11.4 Succession and Assignment; No Third-Party Beneficiary. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder (by operation of Law or otherwise) without the prior written approval of the other parties; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder; provided, no such assignment or delegation shall relieve Buyer of its obligations hereunder. Except (i) for the Texas Lease Operator solely with respect to Section 5.3 and (ii) as expressly set forth in Section 9 with respect to Indemnified Persons who are not parties to this Agreement, this Agreement is for the sole benefit of the parties and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.”

1.6 Amendments to Section 12 (Definitions; Certain Rules of Construction).

(a) The following definitions are hereby added to Section 12.1 in the appropriate alphabetical order:

““Actual Uncollected Receivables” means all Excluded Receivables, which were not included in Actual Net Working Capital.”

““First Amendment” means that certain First Amendment to Stock Purchase Agreement, dated as of February 13, 2014, by and between Buyer, the Company and Sellers’ Representative.”

““Excluded Receivables” means those Accounts Receivable of the Company that, as of the Closing Date, are older than ninety (90) days.”

““Gardere Fees and Expenses” means all fees, costs, expenses and obligations incurred by or for the benefit of the Company and/or the Sellers and payable to Gardere Wynne Sewell LLP, in connection with: (a) the Texas Action; (b) the negotiation, preparation and review of this Agreement (including Sellers’ Disclosure Schedule), the Company Agreements and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with the Contemplated Transactions and obtaining any consent required to be obtained in connection with the Contemplated Transactions; or (d) otherwise in connection with the Contemplated Transactions, in each case of (a), (b), (c) and (d) to the extent such fees, costs and expenses are owing as of Closing Date.”

““Greene Phantom Stock Plan Termination Payment” means Sixteen Thousand Six Hundred Ten Dollars and 21 Cents ($16,610.21).”

““Holdback Amount” means Seven Million Dollars ($7,000,000).”

““Kuske Phantom Stock Plan Termination Payment” means Sixteen Thousand Six Hundred Ten Dollars ($16,610.21).”

““Nwankwo Bonus Payment” means Twenty-Five Thousand Dollars ($25,000).”

““Ontario Lease” means that certain Managed Services Agreement, effective as of August 22, 2012, by and between the Company and Ontario Lottery and Gaming Corporation.”

““Phantom Stock Plan Termination Payments” means, collectively, the Greene Phantom Stock Plan Termination Payment and the Kuske Phantom Stock Plan Termination Payment.”

““Texas Action” means Cause No. EP-99-CA-00320-KC, currently styled State of Texas v. Ysleta Del Sur Pueblo, The Tribal Council, Tribal Governor Francisco Paiz or his successor, Diamond Game Enterprises, Accelerated Marketing Solutions LLC, Winter Sky, LLC, and Excite Amusement, Inc., in the United States District Court, Western District of Texas, El Paso Division.”

““Texas Clearance Event” means any of the following: (i) the dismissal of the Texas Motion or Texas Action, which, in either case, shall not have been timely appealed or, if either the Texas Action or Texas Motion is dismissed without prejudice, the re-filing of either within the six (6)-month period immediately following such dismissal without prejudice; (ii) the final disposition of the Texas Motion or Texas Action by a court of competent jurisdiction, including any and all appeals, which permits continued operation of the Texas Equipment with or without commercially reasonable modifications to the Texas Equipment; (iii) any other legislative or regulatory event that permits the continued operation of the Texas Equipment with or without commercially reasonable modification to the Texas Equipment; or (iv) Buyer, in its sole discretion, delivers written notice to Sellers’ Representative that a Texas Clearance Event has occurred; provided, that, in the case of each of the immediately preceding clauses (ii) and (iii), (A) Buyer may deduct from the Holdback Amount all of the Company’s and Buyer’s actual costs for such commercially reasonable modifications and (B) after such commercially reasonable modifications, the Company may operate the Texas Equipment using substantially the same hardware as used by the Texas Lease Operator immediately prior to such commercially reasonable modifications.”

““Texas Clearance Event Conditions”” means the satisfaction or waiver, in Buyer’s sole discretion, of each of the following: (i) a Texas Clearance Event shall have occurred (and, in the case of the Texas Clearance Event described in clause (i) of such definition, there shall have been no timely appeal of the dismissal of the Texas Motion or Texas Action, or, if either the Texas Action or Texas Motion is dismissed without prejudice, the re-filing of either within the six (6)-month period immediately following such dismissal); (ii) the Texas Lease shall have terminated and shall be of no further force or effect; (iii) the Company shall have the right, free and clear of all Encumbrances (other than any Encumbrances created by the Company, Buyer, Amaya any of their respective Affiliates), to possess the Texas Equipment; and (iv) the Texas Lease Tribal Agreement shall have been duly assigned to the Company either (A) by the Texas Lease Operator or (B) automatically by operation of the Texas Lease Tribal Agreement in accordance with the terms thereof, together with any required consent by the YDSP Tribe, and the Texas Lease Operator shall thereafter have no rights or interest therein.”

““Texas Equipment” means all of the Company’s equipment and accessories leased to the Texas Lease Operator under the Texas Lease.”

““Texas Event” means any of the following: (i) the final disposition of the Texas Motion or Texas Action by a court of competent jurisdiction, including any and all appeals, pursuant to which the continued performance under the Texas Lease or otherwise in connection with the Company’s Business with or related to the YDSP Tribe is determined not to be permissible under applicable Law and there are no commercially reasonable modifications that can be made to the Texas Equipment that would make the operation of the Texas Equipment permissible under applicable Law; (ii) the Company, Buyer, Amaya or any of their respective Subsidiaries or Affiliates receives notice, whether written or oral, from any Governmental Authority, that the continued performance by the Company under the Texas Lease or otherwise in respect of its Business with or related to the YDSP Tribe would result in the denial, suspension or revocation of any Gaming Approval or Permit then held or applied for in good faith by any of the Company, Buyer, Amaya or any of their respective Subsidiaries or Affiliates and there are no commercially reasonable modifications that can be made to the Texas Equipment that would address such Governmental Authority’s concern such that the continued performance by the Company under the Texas Lease or otherwise in respect of its Business with or related to the YDSP Tribe would not result in a denial, suspension or revocation of such Gaming Approval or Permit by such Governmental Authority and Buyer either (x) provides a copy of such written notice to Sellers’ Representative or (y) provides Sellers’ Representative a commercially reasonable opportunity to verify any such oral notice and Buyer uses its commercially reasonable efforts to assist Seller’s Representative with such verification (provided that Sellers’ Representative’s inability to verify such oral notice, after such commercially reasonable opportunity and efforts by Buyer, shall not negate, in any respect, the fact that a Texas Event shall have occurred); or (iii) the Company’s continued performance under the Texas Lease or otherwise in connection with its Business with or related to the YDSP Tribe has become impermissible under applicable Law, whether due to a change in Law or applicable interpretation thereof by a Governmental Authority of competent jurisdiction, in either case occurring at any time after the date hereof and there are no commercially reasonable modifications that can be made to the Texas Equipment that permit the continued performance by the Company under the Texas Lease following such change in Law or applicable interpretation thereof.”

““Texas Lease” means that certain Equipment Lease Agreement, dated as of January 16, 2014, by and between the Company and the Texas Lease Operator in respect of the lease of the Texas Equipment.”

““Texas Lease Operator” means Blue Stone Entertainment LLC, a Washington limited liability company.”

““Texas Lease Tribal Agreement” means that certain agreement, dated as of January 16, 2014, by and between the Texas Lease Operator and the YDSP Tribe.”

““Texas Motion” means Plaintiff’s Third Amended Motion for Contempt for Violation of the September 27, 2001 Injunction (or any subsequent amendment thereto) filed by the State of Texas in the Texas Action.”

““Texas Regulatory Event” means (i) the Company, Buyer, Amaya or any of their respective Subsidiaries or Affiliates receives notice, whether written or oral, from any Governmental Authority, that the Company’s grant of, or performance under, the Texas License would result in the denial, suspension or revocation of any Gaming Approval or Permit then held or applied for in good faith by any of the Company, Buyer, Amaya or any of their respective Subsidiaries or Affiliates, and Buyer either (x) provides a copy of such written notice to Sellers’ Representative or (y) provides Sellers’ Representative a commercially reasonable opportunity to verify any such oral notice and Buyer uses its commercially reasonable efforts to assist Seller’s Representative with such verification (provided that Sellers’ Representative’s inability to verify such oral notice, after such commercially reasonable opportunity and efforts by Buyer, shall not negate, in any respect, the fact that a Texas Regulatory Event shall have occurred); or (ii) the Company’s grant of, or performance under, the Texas License has become impermissible under applicable Law, whether due to a change in Law or applicable interpretation thereof by a Governmental Authority of competent jurisdiction, in either case occurring at any time after the date hereof.””

““Texas Tribal Agreement” means that certain agreement, dated as of December 5, 2008, as amended, by and between the Company and the YDSP Tribe.”

““YDSP Tribe” means the Ysleta Del Sur Pueblo, a federally recognized Tribe.”

(b) The definition of “Net Working Capital” contained in Section 12.1 is hereby amended and restated to read in its entirety as follows:

““Net Working Capital” means as of any particular date (a) the value of all of the Company’s current Assets plus $874,942.90, less (b) the amount of all of the Company’s current Liabilities, including accrued current Liabilities not yet due, all as determined in accordance with GAAP; provided, however, that:

(A) (i) the current portion of Qualified Machine Indebtedness and (ii) the current portion under the Breslo Incentive Plan shall, in each case, shall be excluded from the calculation of Net Working Capital;

(B) all accrued and unpaid interest on Debt incurred by the Company under the Equipment Placement Draw Down Facility shall be included as a current Liability;

(C) Accounts Receivable shall not include any Excluded Receivables;

(D) Accounts Receivable shall not include any Receivables under leases in respect of periods ending after the Closing Date; and

(E) current Liabilities shall not include Liabilities for unearned income under the Ontario Lease.

Net Working Capital shall be determined on a basis consistent with the Working Capital Calculation, taking into account the definition of “Net Working Capital” as amended by the First Amendment.”

1.7 Miscellaneous Amendments.

(a) All cross references contained in the Purchase Agreement that refer to Section 9.1.3 shall instead refer to Section 9.1.4.

ARTICLE II

LIMITED MUTUAL RELEASE

2.1 Subject to the proviso contained at the end of this sentence, each Party does hereby knowingly and voluntarily release, acquit and forever discharge each other Party from any and all claims and liabilities of whatever nature arising from or as a result of any such Party’s breach of any representation and warranty, covenant, or other agreement contained in this Agreement or in that certain Credit Agreement dated June 10, 2013 by and between the Company and Amaya (the “Credit Agreement”), and each Party hereby waives any such breaches under this Agreement or the Credit Agreement; provided, however, that the foregoing release, acquittal, discharge and waiver relates solely to breaches that occurred prior to the date hereof and which arose out of or related to the Texas Action.

ARTICLE III

MISCELLANEOUS

3.1 Counterparts; Execution. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed by each party hereto. Facsimile or other electronically scanned and transmitted signatures (including by email attachment) shall be deemed originals and shall constitute valid execution and acceptance of this Amendment by the signing/transmitting party.

3.2 No Other Amendments. Except as specifically amended hereby, the Purchase Agreement is and remains unmodified and in full force and effect and is hereby ratified and confirmed.

3.3 Governing Law. This Amendment, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

3.4 Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Each party, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Courts located in New York, NY for the purpose of any Action between the parties arising in whole or in part under or in connection with this Amendment, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Amendment or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Venue. Each party agrees that for any Action between the parties arising in whole or in part under or in connection with this Amendment, such party will bring Actions only in New York, NY. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each party hereby (a) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Amendment in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 of the Purchase Agreement, will constitute good and valid service of process in any such Action (including, with respect to each Seller that notice need only be given to Sellers’ Representative) and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

3.5 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AMENDMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT,

TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AMENDMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

3.6 Section References. Unless explicitly stated otherwise, references to “Sections” or a “Section” refer to Sections or a Section of the Purchase Agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the undersigned has executed and delivered this Amendment as of the date first set forth above.

BUYER:

AMAYA AMERICAS CORPORATION

By:	(signed)
Name:	Daniel Sebag
Title:	Authorized Representative

SELLERS’ REPRESENTATIVE:

(signed)
Roy Johnson, as Sellers’ Representative

COMPANY:

DIAMOND GAME ENTERPRISES

By:	(signed)
Name:	James Breslo
Title:	President and CEO

Acknowledged and Agreed by Sellers:

(signed)
James Breslo

(signed)
Roy Johnson